17

06018295

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Silverstone Corp Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

NOV 13 2006

THOMSON FINANCIAL

FILE NO. 82- 03319

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/9/06

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in SILVERSTONE CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

SILVERSTONE CORPORATION BERHAD (41515 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening the Twenty-Eighth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 p.m. is set out in the 2006 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Twenty-Eighth Annual General Meeting and the Form of Proxy which are enclosed in the 2006 Annual Report.

The last date and time for the lodging of the Form of Proxy is 11 November 2006 at 12.15 p.m.

This Circular is dated 20 October 2006

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"SCB" or "the Company"	Silverstone Corporation Berhad
"SCB Group"	SCB and its subsidiaries
"ACB"	Amalgamated Containers Berhad, a 56.64% owned subsidiary of LCB
"ACB Group"	ACB and its subsidiaries and associated companies
"Act"	The Companies Act, 1965
"AGM"	Annual General Meeting
"Amble Bond Group"	Amble Bond Sdn Bhd and its subsidiaries and associated companies
"Amsteel"	Amsteel Corporation Berhad, a major shareholder of SCB
"Amsteel Group"	Amsteel and its subsidiaries and associated companies
"Directors"	The Board of Directors of SCB
"Bursa Securities"	Bursa Malaysia Securities Berhad
"LCB"	Lion Corporation Berhad, a major shareholder of SCB
"LCB Group"	LCB and its subsidiaries and associated companies excluding its public-listed subsidiary, ACB and its subsidiaries and associated companies
"LDHB"	Lion Diversified Holdings Berhad, a major shareholder of SCB
"LDHB Group"	LDHB and its subsidiaries and associated companies excluding its public listed subsidiary in Hong Kong SAR, Parkson Retail Group Limited and its subsidiaries and associated companies
"LFIB"	Lion Forest Industries Berhad, an 80.94% owned subsidiary of LICB
"LFIB Group"	LFIB and its subsidiaries and associated companies
"LICB"	Lion Industries Corporation Berhad, a major shareholder of SCB
"LICB Group"	LICB and its subsidiaries and associated companies excluding its public listed subsidiary, LFIB and its subsidiaries and associated companies

"Lion Holdings Group"	:	Lion Holdings Sdn Bhd and its subsidiaries and associated companies
"Lion Motor"	:	Lion Motor Sdn Bhd, a subsidiary of SCB
"Listing Requirements"	:	The Listing Requirements of Bursa Securities
"Nanjing Jingyi"	:	Nanjing Jingyi Casting Co Ltd, a subsidiary of SCB
"Jincheng Group"	:	Jincheng Group Co Ltd and its subsidiaries and associated companies
"Proposed Shareholders' Mandate"	:	Proposed general mandate from the shareholders of the Company for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.4 which the SCB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" and/or "person connected" with such director or major shareholder of SCB or of its subsidiaries
"Ributasi Holdings Group"	:	Ributasi Holdings Sdn Bhd and its subsidiaries and associated companies
"Silverstone Group"	:	Silverstone Berhad, a subsidiary of SCB, and its subsidiaries namely Silverstone Marketing Sdn Bhd, Silverstone Polymer Industries Sdn Bhd, Silverstone Tyreplus Pty Ltd and iMpression Worldwide Inc
"SIT"	:	S.I.T Corporate Learning Centre Sdn Bhd, a subsidiary of SCB
"Wuxi Top"	:	Wuxi Top Absorber Co Ltd, a subsidiary of SCB
"2006 Shareholders' Mandate"	:	Shareholders' mandate obtained on 14 November 2005 for the SCB Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

20 October 2006

Directors:

Tan Sri William H.J. Cheng *(Non-Independent Non-Executive Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar bin Abdul *(Independent Non-Executive Director)*
Datuk Cheng Yong Kim *(Non-Independent Non-Executive Director)*
Dato' Haji Hashim bin Saad *(Independent Non-Executive Director)*
Eow Kwan Hoong *(Independent Non-Executive Director)*

To: **The Shareholders of Silverstone Corporation Berhad**

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 14 November 2005, the Company obtained the 2006 Shareholders' Mandate for recurrent related party transactions at the Twenty-Seventh AGM of the Company in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements .

The 2006 Shareholders' Mandate shall expire at the conclusion of the forthcoming Twenty-Eighth AGM of the Company unless it is renewed.

On 16 August 2006, the Directors announced that the Company proposes to procure a general mandate from its shareholders for the Recurrent Transactions at the forthcoming Twenty-Eighth AGM.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate and to seek your approval on the ordinary resolution to be tabled as special business at the Twenty-Eighth AGM of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 p.m. or any adjournment thereof.

Disclosure has been made in the 2006 Annual Report of the Company of the aggregate value of transactions conducted pursuant to the 2006 Shareholders' Mandate during the financial year ended 30 June 2006.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements and Paragraph 4.1.4 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

ii) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D and Appendix PN 12/2001-A of Practice Note No. 12/2001 of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D and Appendix PN 12/2001-A of Practice Note No. 12/2001 of the Listing Requirements ; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interests of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between SCB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to procure a general mandate from its shareholders for the SCB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the ordinary resolution relating thereto at the Twenty-Eighth AGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

For the purpose of determining whether a transaction is a related party transaction, the definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" shall be as defined in Chapters 1 and 10 of the Listing Requirements and reproduced hereinbelow:

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer or any other company which is its subsidiary or holding company or a chief executive officer of the listed issuer, its subsidiary or holding company.

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which family shall have the meaning given in Section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interests, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 Background

The principal activity of SCB is investment holding. The SCB Group engages in a range of activities, principally those relating to the following sectors:

Name of Company	Equity Held (%)	Nature of Business
a) **Motor**		
Lion Motor	100	Sale and distribution of motor vehicles
Nanjing Jingyi	60	Manufacture of motorcycle cast iron parts
Wuxi Top	55	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd	70	Electroplating of motorcycle absorbers
b) **Tyres**		
Silverstone Group	100	Manufacture, sale and distribution of tyres, rubber compounds and other related rubber products and retreading tyres
c) **Others**		
SIT	100	Provision of training services

Due to the diversity and size of the SCB Group, it is anticipated that the SCB Group would, in the ordinary course of business, enter into transactions with classes of related parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.4.

The Directors are seeking a general mandate from its shareholders to allow the SCB Group, in its normal course of business, to enter into categories of recurrent related party transactions referred to in paragraph 3.4 with the classes of related parties set out in paragraph 3.2 provided that such transactions are made on an arm's length basis and on normal commercial terms of the SCB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements to be dealt with at the Twenty-Eighth AGM are set out in paragraph 3.4.

3.2 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to the following classes of related parties:

Related Parties	Note
Amsteel Group	i and ii (b), (c), (d), (e) and (f)
LDHB Group	i and ii (c), (d), (e) and (f)
LCB Group	i and ii (c), (d), (e) and (f)
LFIB Group	i and ii (c), (d), (e) and (f)
LICB Group	i and ii (c), (d), (e) and (f)
ACB Group	i and ii (c), (d), (e) and (f)
Lion Holdings Group	i and ii (a)
Amble Bond Group	i
Ributasi Holdings Group	i
Jincheng Group	iii

The principal activity of the Related Parties and the interests of the Related Parties in the Company are disclosed in sections 1 and 2 of Appendix I respectively.

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Notes) with:

Notes:

(i) Tan Sri William H.J. Cheng (the Chairman and a major shareholder of SCB) and Datuk Cheng Yong Kim (a director and a major shareholder of SCB) who each has a direct interest, and/or indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding.

(ii) the following major shareholders of SCB who each has a direct interest, and/or indirect interest held via corporations in which they each has more than 15% shareholding:

a) Lion Holdings Sdn Bhd
b) Amsteel
c) LCB
d) Lion Development (Penang) Sdn Bhd
e) LDHB
f) LICB

(iii) Jincheng Group Co Ltd who is the joint-venture partner in (a) Wuxi Top (holding 10% equity interest); and (b) Nanjing Jingyi (holding 40% equity interest).

3.3 **Directors' and Major Shareholders' Interests**

The direct and indirect interests of interested directors and/or major shareholders in SCB (hereinafter referred to as "Interested Directors" and "Interested Major Shareholders" respectively) as at 29 September 2006 are as follows:

Name	<---Shareholding--->			
	Direct	**%**	**Indirect**	**%**
Interested Directors				
Tan Sri William H.J. Cheng	6,000	**	200,155,509 [(a)]	58.86
Phang Wai Yeen [(1)]	1,252,824	0.37	-	-
Ngan Yow Chong [(2)]	-	-	-	-
Datuk Cheng Yong Kim	1,963	**	199,569,944[(b)]	58.69
Interested Major Shareholders				
Lion Holdings Sdn Bhd	20,021,180	5.89	7,972,843 [(c)]	2.34
Amsteel	98,151,977	28.86	61,749,586 [(d)]	18.16
LCB	2,700	**	171,417,922 [(e)]	50.41
Lion Development (Penang) Sdn Bhd	-	-	171,500,794[(f)]	50.43
LDHB	-	-	171,420,622 [(g)]	50.41
LICB	-	-	171,420,622 [(g)]	50.41

Notes:

** Negligible

(Direct; Indirect) - represents interests of the companies concerned in SCB.

(1) An employee and director of certain subsidiaries of SCB, all of which are companies wherein Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim are major shareholders. Phang Wai Yeen is therefore a person connected with Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim.

(2) An employee of the Company and the Executive Director of LFIB, both are companies wherein Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim are major shareholders. Ngan Yow Chong is therefore a person connected with Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim.

(a) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.07%; Indirect-8.23%), Lancaster Trading Company Limited (Direct-0.09%; Indirect-8.23%), Lion Holdings Sdn Bhd (Direct-5.89%; Indirect-2.34%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), Lion Holdings Pte Ltd (Direct-0.01%; Indirect-0.02%), Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil), Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil) and LCB (Direct-negligible; Indirect-50.41%).

(b) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-5.89; Indirect-2.34), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil) and LCB (Direct-negligible; Indirect-50.41%).

(c) Deemed interested by virtue of Section 6A of the Act held via Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%).

(f) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

(g) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

The direct and indirect interests of the Interested Directors and Interested Major Shareholders in the Related Parties (as set out above) as at 29 September 2006 are set out in section 3 of Appendix I.

Save as disclosed in section 3 of Appendix I, none of the other Interested Directors and Interested Major Shareholders has any interest, direct or indirect, in the Related Parties.

The interest of persons connected with the Interested Directors and the Interested Major Shareholders (hereinafter referred to as "Persons Connected") in the Company as at 29 September 2006 are set out in section 4 of Appendix I.

3.4 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the SCB Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the SCB Group comprising the following transactions:

Table 1

Recurrent Transactions which were covered under the 2006 Shareholders' Mandate.

Name of Company	Nature of Recurrent Transactions	Estimated Value (1) (RM)	Actual Value (2) (RM)	Related Parties	Interested Parties (5)
	(A) Motor vehicles related				
Lion Motor	(i) The sale of motor vehicles	300,000	-	Amsteel Group	(a)
		30,000,000	12,002,000	LCB Group	(b)
		150,000	-	LFIB Group	(b)
		150,000	-	LICB Group	(b)
		150,000	-	ACB Group	(b)
		150,000	91,000	LDHB Group	(b)
		150,000	-	Ributasi Holdings Group	(c)
		150,000	-	Amble Bond Group	(c)
	(ii) The purchase of spare parts, tyres, plastic parts, diesel, lubricants oil, component parts and related products	50,000	-	Amsteel Group	(a)
		1,000,000	118,000	LFIB Group	(b)
		5,000	-	ACB Group	(b)
		180,000	-	Ributasi Holdings Group	(c)
		1,500,000	273,000	LCB Group	(b)
	(iii) The provision of service of motor vehicles and sale of spare parts	100,000	-	Amsteel Group	(a)
		500,000	181,000	LCB Group	(b)
		50,000	-	LFIB Group	(b)
		100,000	15,000	LICB Group	(b)
		30,000	-	ACB Group	(b)
		20,000	-	LDHB Group	(b)
		10,000	-	Ributasi Holdings Group	(c)
		10,000	-	Amble Bond Group	(c)

Name of Company	Nature of Recurrent Transactions		Estimated Value [1] (RM)	Actual Value [2] (RM)	Related Parties	Interested Parties [5]
Lion Motor	(iv)	The obtaining of services of assembly of motor vehicles	6,000,000	868,000	LCB Group	(b)
	(v)	The purchase of motor vehicles	60,000,000	6,187,000	LCB Group	(b)
	(vi)	The obtaining of security services	50,000	25,000	Amsteel Group	(a)
Wuxi Top Nanjing Jingyi	(vii)	The sale of motorcycle cast iron parts and absorbers	55,000,000	53,005,000	Jincheng Group	(d)
Nanjing Jingyi	(viii)	The purchase of motorcycle cylinders	3,500,000	-	Jincheng Group	(d)
	(B)	Tyres				
Silverstone Group	(i)	The sale of tyres, rubber compounds and related products and services	1,000,000 2,000,000	574,000 287,000	Amsteel Group LCB Group	(a) (b)
	(ii)	The purchase of petroleum, diesel, lubricants oil and related products	3,500,000	327,000	LFIB Group	(b)
	(iii)	The sub-rental of sales office by Silverstone Group from KMA Marketing Sdn Bhd, a subsidiary of LCB [3]	138,000	138,000	LCB Group	(b)
	(iv)	The obtaining of security services and motor vehicle services	150,000 45,000	149,000 -	Amsteel Group LCB Group	(a) (b)

Name of Company	Nature of Recurrent Transactions		Estimated Value [1] (RM)	Actual Value [2] (RM)	Related Parties	Interested Parties [5]
Silverstone Group	(v)	Annual royalty for the provision of technical know-how and "Silverstone" brand name	1,000,000	-	LFIB Group	(b)
	(vi)	The purchase of spare parts	50,000	19,000	Amsteel Group	(a)
	(C)	<u>Others</u>				
SIT	(i)	The provision of training and other related services	100,000 80,000 300,000 120,000 350,000 100,000 50,000 50,000 15,000	29,000 52,000 149,000 72,000 286,000 57,000 - 8,000 -	Amsteel Group LDHB Group LCB Group LFIB Group LICB Group ACB Group Lion Holdings Group Ributasi Holdings Group Amble Bond Group	(a) (b) (b) (b) (b) (b) (e) (c) (c)
	(ii)	The rental of office premises by SIT from Sepang Education Centre Sdn Bhd, a subsidiary of LICB [4]	115,000	112,000	LICB Group	(b)
SCB	(iii)	The obtaining of secretarial services from Secretarial Communications Sdn Bhd, a subsidiary of LCB	120,000	36,000	LCB Group	(b)

Name of Company	Nature of Recurrent Transactions		Estimated Value [1] (RM)	Actual Value [2] (RM)	Related Parties	Interested Parties [5]
SCB	(iv)	The obtaining of storage services from Lion Metal Industries Sdn Bhd, a subsidiary of Amsteel	50,000	20,000	Amsteel Group	(a)
SCB	(vi)	The purchase of office equipment, furniture, computers and other industrial products	100,000	-	Amsteel Group	(a)
Lion Motor			100,000	24,000	LCB Group	(b)
			100,000	21,000	Amble Bond Group	(c)
SIT			100,000	-	LFIB Group	(b)
			100,000	-	LICB Group	(b)
Silverstone Group			100,000	-	Ributasi Holdings Group	(c)
			100,000	-	LDHB Group	(b)

Table 2

Recurrent Transaction which was not covered under the 2006 Shareholders' Mandate.

Name of Company	Nature of Recurrent Transaction	Estimated Value [1] (RM)	Actual Value [2] (RM)	Related Party	Interested Party [5]
Wuxi Top	The obtaining of research and development services	500,000	-	LDHB Group	(b)

The value of these transactions may be subject to changes in the next financial year. These transactions will be subject to the review procedures as set out in paragraph 3.5 below.

Notes:

(1) The values are estimates from the Twenty-Eighth AGM to the next AGM based on the actual transacted value for the financial year ended 30 June 2006. The actual amount transacted may vary.

(2) Actual value transacted for the period 1 July 2005 to 30 June 2006.

(3) The premises, owned by Sawako Sdn Bhd (not a related party), is located at Lot 852, Section 64, KTLD Jalan Pending, 93450 Kuching, Sarawak measuring approximately 11,500 square feet in area. Silverstone Marketing Sdn Bhd, a subsidiary of Silverstone, sub-lets the premises from KMA Marketing Sdn Bhd, a subsidiary of LCB, the principal tenant of the premises, at a rental of RM138,000 per annum for a period of two years which shall expire on 30 April 2008.

(4) The premises, owned by Lion Klang Parade Bhd (not a related party), is located at Level 5, Klang Parade, 2112 Jalan Meru, 41050 Klang, Selangor Darul Ehsan measuring approximately 5,200 square feet in area. S.I.T sub-lets the premises from Sepang Education Centre Sdn Bhd, a subsidiary of LICB, the principal tenant of the premises, at a rental (including maintenance charges) of RM112,320 per annum for a period of one year which shall expire on 31 December 2007.

(5) The directors and major shareholders deemed interested in the Recurrent Transactions conducted with the respective Related Parties are indicated in the notes as follows:

(a) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim, Amsteel, LCB, Lion Development (Penang) Sdn Bhd, LDHB, LICB and the relevant Persons Connected as set out in section 4 of Appendix I.

(b) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim, LCB, Lion Development (Penang) Sdn Bhd, LDHB, LICB and the relevant Persons Connected as set out in section 4 of Appendix I.

(c) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim and the relevant Persons Connected as set out in section 4 of Appendix I.

(d) Jincheng Group Co Ltd.

(e) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim, Lion Holdings Sdn Bhd and the relevant Persons Connected as set out in section 4 of Appendix I.

3.5 Review Procedures for Recurrent Transactions

The SCB Group has established the following methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the SCB Group's usual business practices and policies and are on terms not more favourable to the Related Parties than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the SCB Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Recurrent Transactions		
Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
	<1,000,000	Accountant/ Chief Accountant/ Financial Controller + General Manager
1,000,000	<5,000,000	General Manager + Managing Director/ Executive Director/ Director
5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the SCB Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the SCB Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee .

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) on an arm's length basis and on normal commercial terms and on terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) on competitive commercial terms. The SCB Group shall identify various sources of supply to secure at least three quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than three quotations are available for comparison due to limited sources of supply or potential suppliers' unwillingness to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.6 Rationale for the Proposed Shareholders' Mandate and Benefit to the SCB Group and its Shareholders

The trading and distribution businesses in the different sectors described in paragraph 3.1 are the principal businesses of the SCB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the SCB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the SCB Group can enjoy synergistic benefits. In addition, the SCB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the SCB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the SCB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Shareholders' Mandate, if approved by the shareholders, would eliminate the need to make announcements to Bursa Securities or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affect the business opportunities available to the SCB Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the SCB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on the Group's normal commercial terms and that they are not detrimental to the minority shareholders.

3.7 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.5 and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate requires the approval of the shareholders at the Twenty-Eighth AGM.

5. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any material effect on the issued and paid-up share capital, earnings and net assets of the SCB Group.

6. ABSTENTION FROM VOTING

The Interested Directors (comprising Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong and Datuk Cheng Yong Kim) who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.3 have abstained and will continue to abstain from board deliberation and voting on the resolution on the Proposed Shareholders' Mandate. The Interested Directors and Interested Major Shareholders (as set out in paragraph 3.3) and persons connected with the Interested Directors and Interested Major Shareholders who have interests, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Shareholders' Mandate at the Twenty-Eighth AGM. The Interested Directors and Interested Major Shareholders (as set out in paragraph 3.3) will undertake to ensure that the Persons Connected (as set out in section 4 of Appendix I) will abstain from voting in respect of their direct and indirect interests on the resolution, relating to the Proposed Shareholders' Mandate at the Twenty-Eighth AGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected with them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the SCB Group. For the reasons stated in paragraph 3.6, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the ordinary resolution in respect of the Proposed Shareholders' Mandate to be tabled at the Twenty-Eighth AGM.

8. AGM

The Twenty-Eighth AGM, as convened by the notice incorporated in the 2006 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 p.m.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix II contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
SILVERSTONE CORPORATION BERHAD

TAN SRI DATO' JAFFAR BIN ABDUL
Independent Director

1. PRINCIPAL ACTIVITIES OF RELATED PARTIES SET OUT IN PARAGRAPH 3.2

i. Amsteel Group

Investment holding, property development and management, operation of hotel, cultivation of oil palm and rubber, manufacture and sale of steel related products, provision of security services and security related equipment, provision of transportation services and retail.

ii. LDHB Group

Investment holding, departmental stores, hypermarket and supermarket operations, property development, manufacturing and marketing of steel products and related services and manufacture and marketing of computer casings and other related computer products.

iii. LCB Group

Investment holding, manufacture and distribution of flat steel products, office furniture and related steel products, manufacturing and marketing of industrial gases, assembly, sales and distribution of motor vehicles, and share registration and secretarial services.

iv. LFIB Group

Investment holding, trading and distribution of building materials, steel products, consumer goods, lubricants, spark plugs and automative components, manufacturing, trading and distribution of petroleum products, provision of energy management and conservation services, integrated wood-based activities and pulp and paper mill operations, manufacturing and distribution of tyres, and development of oil palm plantation.

v. LICB Group

Investment holding, manufacture and marketing of steel bars, wire rods, hot briquetted iron and other steel related products, property development, property management and building construction, provision of educational services, manufacture and marketing plastic components.

vi. ACB Group

Investment holding, manufacture, sale and distribution of steel and iron products, international trading and distribution of electronic components.

vii. Lion Holdings Group

Investment holding, property investment, direct selling of health care and consumer products, manufacture of herbal health drink, producing welding electrodes, steel and related products.

viii. Amble Bond Group

Investment and property holding, manufacture of computer monitors, assembly of personal computers, importers, exporters and retailer of computers, computer peripherals and electronic equipment, tool and die making, metal stamping and other metal components, software design and development, dealing in all types of software and other related services.

ix. Ributasi Holdings Group

Investment holding, manufacture of plastic computer components, and trading of steel products and related services.

x. Jincheng Group

Manufacture and sale of motor cycles and related components.

2. **INTERESTS OF RELATED PARTIES SET OUT IN PARAGRAPH 3.2 IN THE COMPANY**

	Related Party	Shareholding			
		Direct	%	Indirect	%
1	Amsteel	98,151,977	28.86	61,749,586[(a)]	18.16
	through its subsidiary:				
	Umatrac Enterprises Sdn Bhd	61,749,586	18.16	-	-
2	LDHB	-	-	171,420,622[(b)]	50.41
3	LCB	2,700	**	171,417,922[(c)]	50.41
4	LFIB	167,211	0.05	-	-
5	LICB	-	-	171,420,622[(b)]	50.41
	through its subsidiary:				
	Amsteel Mills Sdn Bhd	11,349,148	3.34	160,071,474[(d)]	47.07
6	Lion Holdings Sdn Bhd	20,021,180	5.89	7,972,843[(e)]	2.34
	through its subsidiaries:				
	Araniaga Holdings Sdn Bhd	193	**	-	-
	Teck Bee Mining (M) Sendirian Berhad	3,135	**	-	-
	Tirta Enterprise Sdn Bhd	7,423,034	2.18	-	-
	Amanvest (M) Sdn Bhd	546,481	0.16	-	-
7	Amble Bond Sdn Bhd	-	-	7,441[(f)]	**
	through its subsidiary:				
	Ceemax Electronics Sdn Bhd	7,441	**	-	-

Notes:

** Negligible

(Direct; Indirect) - represents interests of the companies concerned in SCB.

(a) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

(c) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%).

(d) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and LCB (Direct-negligible; Indirect-50.41%).

(e) Deemed interested by virtue of Section 6A of the Act held via Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil).

(f) Deemed interested by virtue of Section 6A of the Act held via Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil).

Other than as disclosed above, none of the other Related Parties held any shares, direct or indirect in the Company.

3. INTERESTS OF THE INTERESTED DIRECTORS AND INTERESTED MAJOR SHAREHOLDERS IN THE RELATED PARTIES SET OUT IN PARAGRAPH 3.3

Interested Directors

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Tan Sri William H.J. Cheng				
Amsteel*	-	-	629,038,255[a]	47.25
LDHB* - shares	85,996,142	12.42	329,094,788[b]	47.52
- RCULS [1]	-	-	36,000,000	N/A
LCB* - shares	458,685	0.05	731,471,605[c]	72.77
- Options[2]	-	-	245,000	N/A
- Warrants [3]	-	-	42,160,189	N/A
LFIB*	-	-	170,488,512[d]	81.13
LICB*	-	-	323,938,625[e]	46.47
ACB*	-	-	42,318,772[f]	56.64
Lion Holdings Sdn Bhd*	-	-	305,216,000[g]	80.00
Amble Bond Sdn Bhd*	2,900,000	58.00	700,000[h]	14.00
Ributasi Holdings Sdn Bhd*	252,000	50.40	150,000[i]	30.00
Datuk Cheng Yong Kim				
Amsteel*	87,000	0.01	595,025,650[j]	44.70
LDHB* - shares	16,262,186	2.35	293,544,035[k]	42.39
- RCULS [1]	-	-	38,437,800	N/A
LCB*	10,209,517	1.02	441,289,247[l]	43.90
LFIB*	-	-	170,488,512[m]	81.13
LICB* - shares	1,600,689	0.23	299,998,443[n]	43.04
- Options[2]	-	-	245,000	N/A
ACB*	-	-	42,318,772[o]	56.64
Lion Holdings Sdn Bhd*	3,178,819	0.83	73,125,181[p]	19.17
Amble Bond Sdn Bhd	299,000	5.98	-	-
Ributasi Holdings Sdn Bhd	14,000	2.80	-	-

Notes:

N/A Not Applicable

* By virtue of the substantial interest in these companies, the respective Interested Directors are deemed to be interested in the subsidiaries of the said companies.

[1] 5-year 2% coupon redeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share RM0.50 each.

[2] Options granted pursuant to the respective companies' Executive Share Option Scheme to subscribe for ordinary shares in the said company.

[3] Warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

Tan Sri William H.J. Cheng

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(a) Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-nil), LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), SCB (Direct-2.56%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.43%).

(b) Deemed interested by virtue of Section 6A of the Act held via Likom Computer System Sdn Bhd (Direct-0.92%; Indirect-nil), Ributasi Holdings Sdn Bhd (Direct-3.32%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.15%; Indirect-42.22%, and 36,000,000 RCULS), Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), Lion Holdings Pte Ltd (Direct-0.90%; Indirect-0.01%) and Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil).

(c) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.17%; Indirect-5.84%), Lion Holdings Sdn Bhd (Direct-1.45%; Indirect-4.38%), LDHB (Direct-0.04%; Indirect-22.56%), LICB (Direct-0.17%; Indirect-22.70%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Lancaster Trading Company Limited (Direct-0.28%; Indirect-5.84%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%), Lion Holdings Pte Ltd (Direct-0.03%; Indirect-negligible), Viewtrain Company Limited (Direct-0.08%; Indirect-nil), Billion Grow Limited (Direct-0.06%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.25%; Indirect-36.98%), Trillionvest Sdn Bhd (Direct-0.09%; Indirect-nil), SCB (Direct-0.38%; Indirect-nil, and 710,250 Warrants), Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), Ceemax Electronics Sdn Bhd (Direct-0.02%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-0.10%; Indirect-22.60%), Exuniq Sdn Bhd (Direct-0.42%; Indirect-nil, and 16,305,027 Warrants); LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil); Sims Holdings Sdn Bhd (Direct-3.83%; Indirect-0.08); Umatrac Enterprises Sdn Bhd (Direct-1.37%; Indirect-nil); Amsteel (Direct-0.07%; Indirect-1.84%); Sin Seng Investments Pte Ltd (Direct-negligible; Indirect-nil) and Actual Best Limited (Direct-0.05%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.28%#; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%#).

(e) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), Lion Holdings Sdn Bhd (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.03%; Indirect-42.37%), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil), Trillionvest Sdn Bhd (Direct-0.03%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil), Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and LDHB (Direct-3.40%; Indirect-41.92%).

(f) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

(g) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-40%; Indirect-20%), Lancaster Trading Company Limited (Direct-20%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-20%; Indirect-nil).

(h) Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 14% direct interest in Amble Bond Sdn Bhd.

(i) Deemed interested by virtue of Section 6A of the Act held via Dayung Setia Sdn Bhd (Direct-30%; Indirect-nil).

Datuk Cheng Yong Kim

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(j) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

(k) Deemed interested by virtue of Section 6A of the Act held via Lion Development (Penang) Sdn Bhd (Direct-0.15%; Indirect-42.22%, and 36,000,000 RCULS), Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS) and Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil) and Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil).

(l) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-1.45%; Indirect-4.38%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%), Viewtrain Company Limited (Direct-0.08%; Indirect-nil), Billion Grow Limited (Direct-0.06%; Indirect-nil) and Lion Development (Penang) Sdn Bhd (Direct-0.25%; Indirect-36.98%), Lion Realty Pte Ltd (Direct-0.69%; Indirect-43.07%) and Sin Seng Investments Pte Ltd (Direct-negligible; Indirect-nil).

(m) Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.28%#; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%#).

(n) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), Lion Holdings Sdn Bhd (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.03%; Indirect-42.37%), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(o) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

(p) Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-19.17%; Indirect-nil).

Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.78% to LLB Nominees Sdn Bhd and 6.35% to LICB.

Interested Major Shareholders

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Lion Holdings Sdn Bhd				
LCB	14,602,021	1.45	44,059,636[1]	4.38
LFIB	-	-	391,241[2]	0.19
LICB	952,451	0.14	3,352,469[3]	0.48
LCB				
Amsteel*	508,147,977	38.17	86,538,473[4]	6.50
LDHB* - shares - RCULS [a]	3,838,700 -	0.55 -	165,531,045[5] 36,000,000	23.90 N/A
LFIB*	-	-	170,097,271[6]	80.94
LICB*	180,576,909	25.90	111,668,726[7]	16.02
ACB*	41,363,772	55.36	955,000[8]	1.28
Amsteel				
LDHB - shares - RCULS [a]	- -	- -	63,500[9] 34,279,920	0.01 N/A
LCB - shares - Warrants [b]	660,666 -	0.07 -	17,951,181[10] 42,157,189	1.79 N/A
Lion Development (Penang) Sdn Bhd				
Amsteel*	-	-	594,686,450[11]	44.67
LDHB* - shares - RCULS [a]	1,061,889 -	0.15 -	292,397,346[12] 36,000,000	42.22 N/A
LCB*	2,541,093	0.25	371,679,346[13]	36.98
LFIB*	-	-	170,097,271[14]	80.94
LICB*	225,257	0.03	295,387,878[15]	42.38
ACB*	-	-	42,318,772[16]	56.64
LDHB				
Amsteel*	3,318,501	0.25	591,367,949[17]	44.42
LCB*	431,977	0.04	226,716,252[18]	22.56
LFIB*	-	-	170,097,271[19]	80.94
LICB*	23,720,000	3.40	292,245,635[20]	41.92
ACB*	-	-	42,318,772[21]	56.64
LICB				
Amsteel*	38,781,283	2.91	555,905,167[22]	41.76
LDHB* - shares - RCULS [a]	42,518,645 -	6.14 -	123,012,400[23] 36,000,000	17.76 N/A
LCB*	1,727,361	0.17	228,138,397[24]	22.70
LFIB*	47,627,236	22.66	122,470,035[25]	58.28
ACB*	-	-	42,318,772[26]	56.64

Notes:

N/A Not Applicable

* By virtue of the substantial interest in these companies, the respective Interested Major Shareholders are deemed to be interested in the subsidiaries of the said companies.

(a) 5-year 2% coupon redeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share RM0.50 each.

(b) Warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

Lion Holdings Sdn Bhd

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(1) Deemed interested by virtue of Section 6A of the Act held via Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%).

(2) Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%) and Panoron Sdn Bhd (Direct-0.11%; Indirect-nil).

(3) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil) and Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil).

LCB

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(4) Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).

(5) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS) and Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil).

(6) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%#; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%#).

(7) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(8) Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

Amsteel

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(9) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil).

(10) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.38%; Indirect-nil, and 710,250 Warrants), Exuniq Sdn Bhd (Direct-0.42%; Indirect-nil, and 16,305,027 Warrants), Umatrac Enterprises Sdn Bhd (Direct-1.37%; Indirect-nil, and 24,773,287 Warrants) and Angkasa Marketing (Singapore) Pte Ltd. (368,625 Warrants).

Lion Development (Penang) Sdn Bhd

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(11) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

(12) Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS) and SCB (Direct-0.01%; Indirect-nil).

(13) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible) and Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil).

(14) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%#; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%#).

(15) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil); SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(16) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

LDHB

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(17) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

(18) Deemed interested by virtue of Section 6A of the Act held via LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil).

(19) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%#; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28%#).

(20) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.90%; Indirect-16.02%), SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(21) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

LICB

(Direct; Indirect) - represents interests of the companies concerned in the respective Related Parties.

(22) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).

(23) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil) and SCB (Direct-0.01%; Indirect-nil).

(24) Deemed interested by virtue of Section 6A of the Act held via Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), LDHB (Direct-0.04%; Indirect-22.56%), Amsteel Mills Sdn Bhd (Direct-0.10%; Indirect-22.60%) and LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil).

(25) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%#; Indirect-nil) including the assignment of the exercise of voting rights to 13,331,138 shares from Amsteel Mills Sdn Bhd to LICB.

(26) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.78% to LLB Nominees Sdn Bhd and 6.35% to LICB.

4. INTERESTS OF PERSONS CONNECTED WITH THE INTERESTED DIRECTORS AND INTERESTED MAJOR SHAREHOLDERS SET OUT IN PARAGRAPH 3.3 IN THE COMPANY

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Puan Sri Chan Chau Ha @ Chan Chow Har (1)	45,922	0.01	103,100 (a)	0.03
Datin Ng Seok Kuan (2)	2,932	**	-	-
Cheng Theng Kee (3)	30,000	0.01	-	-
Chen Shok Ching (4)	35,085	0.01	-	-
Cheng Chai Hai (5)	1,500	**	-	-
Lion Realty Pte Ltd (6)	-	-	199,494,817 (b)	58.67
Lancaster Trading Company Limited (7)	311,903	0.09	27,994,023 (c)	8.23
Utara Enterprise Sdn Bhd (7)	-	-	27,994,023 (c)	8.23
William Cheng Sdn Bhd (7)	238,248	0.07	27,994,023 (c)	8.23
Umatrac Enterprises Sdn Bhd (8)	61,749,586	18.16	-	-
Timuriang Sdn Bhd (8)	-	-	61,749,586 (d)	18.16
Araniaga Holdings Sdn Bhd (8)	193	**	-	-
Teck Bee Mining (M) Sendirian Berhad (8)	3,135	**	-	-
Lion Holdings Pte Ltd (7)	27,973	0.01	75,127 (e)	0.02
Tirta Enterprise Sdn Bhd (8)	7,423,034	2.18	-	-
Amanvest (M) Sdn Bhd (8)	546,481	0.16	-	-
LFIB (8)	167,211	0.05	-	-
Amsteel Mills Sdn Bhd (8)	11,349,148	3.34	160,071,474 (f)	47.07
Horizon Towers Sdn Bhd (8)	80,172	0.02	171,420,622 (g)	50.41
Steelcorp Sdn Bhd (8)	-	-	171,420,622 (g)	50.41
LLB Steel Industries Sdn Bhd (8)	-	-	171,420,622 (g)	50.41
LDH (S) Pte Ltd (8)	-	-	171,420,622 (g)	50.41
Sin Seng Investments Pte Ltd (8)	75,127	0.02	-	-
Ceemax Electronics Sdn Bhd (7)	7,441	**	-	-

Notes:

** Negligible

(Direct, Indirect) - represents interests of the companies concerned in SCB.

(a) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Pte Ltd (Direct-0.01%; Indirect-0.02%) and Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-5.89%; Indirect-2.34%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

(c) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-5.89%; Indirect-2.34%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil).

(f) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and LCB (Direct-negligible; Indirect-50.41%).

(g) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

The Persons Connected having interest in the Company do not consider themselves independent in respect of the Proposed Shareholders' Mandate by virtue of the following:

(1) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri William H.J. Cheng.

(2) Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim.

(3) Cheng Theng Kee is the father of Datuk Cheng Yong Kim and brother of Tan Sri William H.J. Cheng.

(4) Chen Shok Ching is the sister-in-law of Tan Sri William H.J. Cheng and mother of Datuk Cheng Yong Kim.

(5) Cheng Chai Hai is the sister of Tan Sri William H.J. Cheng.

(6) Lion Realty Pte Ltd is a company in which Datuk Cheng Yong Kim has more than 15% equity interest.

(7) Lancaster Trading Company Limited, Utara Enterprise Sdn Bhd, William Cheng Sdn Bhd, Lion Holdings Pte Ltd and Ceemax Electronics Sdn Bhd are companies in which Tan Sri William H.J. Cheng has more than 15% equity interest.

(8) Umatrac Enterprises Sdn Bhd, Timuriang Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LFIB, Amsteel Mills Sdn Bhd, Horizon Towers Sdn Bhd, Steelcorp Sdn Bhd, LLB Steel Industries Sdn Bhd, LDH (S) Pte Ltd and Sin Seng Investments Pte Ltd are companies in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% equity interest.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who individually and collectively accept full responsibility for the accuracy of the information contained herein and confirm that, after making reasonable enquiries, and to the best of their knowledge and belief, there are no other material facts, the omission of which would render any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither SCB nor any of its subsidiaries has entered into any material contracts within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

i) Conditional Sale and Purchase of Shares Agreement dated 25 November 2004 among AMB Venture Sdn Bhd ("AMBV"), LCB Venture Pte Ltd ("LCBV") and Lion Corporation Berhad ("LCB") for LCBV to acquire 148,750,644 ordinary shares of SGD0.10 each in Lion Asiapac Limited ("LAP") together with 148,750,644 warrants in LAP from AMBV for a purchase consideration of SGD32,725,142.00 (equivalent to RM75,595,078.00) to be satisfied by the issuance and allotment of 57,706,166 new ordinary shares of RM1.00 each in LCB to Silverstone Corporation Berhad at an issue price of RM1.31 each.

ii) Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 among Silverstone Corporation Berhad, Quay Class Ltd, a wholly-owned subsidiary of Lion Forest Industries Berhad and Lion Forest Industries Berhad for the disposal by Silverstone Corporation Berhad of the entire equity interest in Silverstone Berhad comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd, for a total consideration of RM225,000,000.00 to be settled in the following manner:

(a) RM72,610,000.00 to be settled by way of the issuance by Lion Forest Industries Berhad of 26,500,000 new ordinary shares of RM1.00 each in Lion Forest Industries Berhad to Silverstone Corporation Berhad at an issue price of RM2.74 each; and

(b) RM152,390,000.00 to be settled by Quay Class Ltd in the following manner:

(aa) RM20,000,000.00 on or before 15 December 2006;
(bb) RM35,000,000.00 on or before 15 December 2007;
(cc) RM35,000,000.00 on or before 15 December 2008; and
(dd) RM62,390,000.00 on or before 15 December 2009.

It is also a term of the said agreement that Quay Class Ltd shall assume the net inter-company balances payable by Silverstone Corporation Berhad, its subsidiaries and associated companies to Silverstone Berhad as at the completion date of the said agreement.

iii) Supplemental Agreement dated 19 April 2005 to the Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 among Silverstone Corporation Berhad, Quay Class Ltd and Lion Forest Industries Berhad to clarify terms therein including the clarification that Quay Class Ltd shall satisfy or cause the total purchase consideration of RM225,000,000.00 to be satisfied on the completion date and that Lion Forest Industries Berhad to allot and issue the 26,500,000 new ordinary shares of RM1.00 each at an issue price of RM2.74 per share being part settlement of the total purchase consideration of RM225,000,000.00 on the completion date.

3. MATERIAL LITIGATION, CLAIM AND ARBITRATION

Neither SCB nor any of its subsidiaries is engaged in any material litigation, claim or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business) either as plaintiff or defendant, which has a material effect on the financial position of SCB and/or its subsidiaries and the Directors have no knowledge of any proceedings pending or threatened against SCB and/or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of SCB and/or its subsidiaries as at the date of this Circular.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during normal business hours from Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the Twenty-Eighth AGM:

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Company for the past two financial years ended 30 June 2005 and 2006; and

(c) Material contracts referred to in Section 2 of this Appendix .

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Form Version 2.0
General Announcement
Ownership transfer to SILVERSTONE CORPORATION on 19/10/2006 05:40:04 PM
Reference No SC-061019-516A7

RECEIVED
2006 NOV -7 P 1:0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**LIM KWEE PENG**
* Designation	:	**SECRETARY**

SEC MAIL PROCESSING SECTION RECEIVED NOV - 3 2006 WASH, D.C. 160

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF TWENTY-EIGHTH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Twenty-Eighth Annual General Meeting of Silverstone Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2006. **(Resolution 1)**

2. To approve the payment of Directors' fees amounting to RM123,000 (2005: RM123,000). **(Resolution 2)**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri William H.J. Cheng **(Resolution 3)**
   Mr Eow Kwan Hoong **(Resolution 4)**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **(Resolution 5)**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **(Resolution 6)**

6. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

19 OCT 2006

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **(Resolution 7)**

6.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2006 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution." **(Resolution 8)**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

WONG PHOOI LIN

SILVERSTONE CORPORATION BERHAD **(41515-D)**

Secretary

19 OCT 2006

LIM KWEE PENG
Secretaries

Kuala Lumpur
20 October 2006

Notes:

1. *Proxy*

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 7*

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 8*

This approval will allow the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2006, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 20 October 2006 enclosed together with the 2006 Annual Report.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....
Secretary
19 OCT 2006

82-03319

SILVERSTONE CORPORATION BERHAD

A Member of The Lion Group

(41515-D)

6-30-06
AR/S

Laporan Tahunan 2006 Annual Report

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Eighth Annual General Meeting of Silverstone Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2006. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM123,000 (2005: RM123,000). **Resolution 2**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri William H.J. Cheng **Resolution 3**
   Mr Eow Kwan Hoong **Resolution 4**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **Resolution 5**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

6.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2006 subject to the following: **Resolution 8**

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

7. To transact any other business for which due notice shall have been given.

By Order of the Board

WONG PHOOI LIN
LIM KWEE PENG
Secretaries

Kuala Lumpur
20 October 2006

Notes:

1. *Proxy*

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 7*

   This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 8*

   This approval will allow the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2006, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

   Details on the proposal are set out in the Circular to Shareholders dated 20 October 2006 enclosed together with the 2006 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Twenty-Eighth Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Tan Sri William H.J. Cheng
  Mr Eow Kwan Hoong

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Tan Sri Dato' Jaffar bin Abdul

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 6 to 9 of the 2006 Annual Report.

II. Details of attendance of Directors at Board Meetings

There were four (4) Board Meetings held during the financial year ended 30 June 2006. Details of attendance of the Directors are set out in the Directors' Profile on pages 6 to 9 of the 2006 Annual Report.

III. Place, date and time of the Twenty-Eighth Annual General Meeting

The Twenty-Eighth Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 p.m.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Tan Sri William H.J. Cheng *(Chairman)* Mr Phang Wai Yeen *(Managing Director)* Mr Ngan Yow Chong *(Executive Director)* Y. Bhg. Tan Sri Dato' Jaffar bin Abdul Y. Bhg. Datuk Cheng Yong Kim Y. Bhg. Dato' Haji Hashim bin Saad Mr Eow Kwan Hoong
Secretaries	:	Ms Wong Phooi Lin Ms Lim Kwee Peng
Company No.	:	41515-D
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage : http://www.lion.com.my
Share Registrar	:	*Secretarial Communications Sdn Bhd* Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21648411 Fax No : 03-21623448
Auditors	:	Ong Boon Bah & Co B-10-1, Megan Avenue 1 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	AmInternational (L) Ltd BNP Paribas (Labuan) RHB Bank Berhad CIMB Bank Berhad Development Bank of Singapore Limited (Labuan) Raiffeisen Zentralbank Osterreich AG (Singapore Branch) Spinnaker Capital Group
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	SILSTON
Bursa Securities Stock No.	:	5061
Reuters Code	:	SLST.KL
ISIN Code	:	MYL5061OO006

DIRECTORS' PROFILE

Tan Sri William H.J. Cheng
Non-Independent Non-Executive Chairman

Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, aged 63, was appointed to the Board on 25 August 1978 and has been the Chairman of the Company since December 2001.

Tan Sri William Cheng has more than 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development.

Tan Sri William Cheng is the President of The Associated Chinese Chambers of Commerce and Industry of Malaysia and The Chinese Chamber of Commerce and Industry of Kuala Lumpur and Selangor.

Tan Sri William Cheng's other directorships in public companies are as follows :

- Chairman of Lion Diversified Holdings Berhad and Lion Forest Industries Berhad, both public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Managing Director of Amalgamated Containers Berhad, a public listed company
- Director of Amsteel Corporation Berhad, a public listed company
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has a direct shareholding of 6,000 ordinary shares of RM1.00 each and an indirect shareholding of 200,155,509 ordinary shares of RM1.00 each in the Company. His shareholdings in the subsidiaries of the Company are disclosed in page 83 of this Annual Report. He also has interest in a company which conduct similar business with the Company in the tyre sector.

Tan Sri William Cheng is the uncle of Y. Bhg. Datuk Cheng Yong Kim, a Director and major shareholder of the Company.

Tan Sri William Cheng attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Phang Wai Yeen
Managing Director

Mr Phang Wai Yeen, a Malaysian, aged 52, was appointed the Managing Director of the Company on 1 November 2001.

Mr Phang obtained his Bachelor of Science (Honours) degree in Mechanical Engineering in 1977 from the Polytechnic of Central London (now known as Westminster University).

Mr Phang is an engineer by profession and has more than 25 years of experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996 and is presently the Executive Director of Silverstone Berhad, a public company which is the integrated tyre manufacturer located in Kamunting, Perak. He also sits on the board of various companies in the Lion Group.

Mr Phang has a direct shareholding of 1,252,824 ordinary shares of RM1.00 each in the Company and attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Ngan Yow Chong
Executive Director

Mr Ngan Yow Chong, a Malaysian, aged 49, was appointed the Executive Director of the Company on 1 November 2001. He is also a member of the Company's Executive Share Option Scheme Committee.

Mr Ngan obtained his Bachelor of Engineering (First Class Honours) degree in Mechanical Engineering from the University of Malaya in 1981.

Mr Ngan has about 25 years of experience in manufacturing, trading, industries and commerce. He was appointed the Group Director - Brewery Division in the People's Republic of China under the Lion Group from February 2001 to January 2004. He has served the Hong Leong Group in various positions ranging from Project/Maintenance Manager, Operation Manager, Sales Manager (Import/Export) and General Manager of a number of subsidiaries within the Hong Leong Group during the period from March 1981 to March 1996. He was the Group Executive Director of Mah Sing Group Berhad and the Chief Executive Officer of Berger International Ltd, a company listed on the Stock Exchange of Singapore, before joining the Lion Group.

He is also the Executive Director of Lion Forest Industries Berhad, a public listed company.

Mr Ngan attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Tan Sri Dato' Jaffar bin Abdul
Independent Non-Executive Director

Y. Bhg. Tan Sri Dato' Jaffar bin Abdul, a Malaysian, aged 74, was appointed to the Board on 26 January 1996. He is also the Chairman of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

Tan Sri Dato' Jaffar joined the Police Force in 1951 and rose to become Director of Anti-Narcotic Branch, Federal Police Headquarters, in 1982. From 1982 to 1984, he was the Chief Police Officer in Johor and between 1984 and 1985, he was the Director of Management Police Headquarters in Bukit Aman. He was also the Deputy Inspector General of the Royal Malaysian Police since 1985 before retiring from the civil service in 1989.

Tan Sri Dato' Jaffar's other directorships in public listed companies are as follows:

- Chairman of Cosway Corporation Berhad, Mycom Berhad and Yinson Holdings Berhad
- Director of Amalgamated Containers Berhad, Berjaya Sports Toto Berhad and Olympia Industries Berhad

Tan Sri Dato' Jaffar has a direct shareholding of 220 ordinary shares of RM1.00 each in the Company and attended three (3) of the four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Datuk Cheng Yong Kim
Non-Independent Non-Executive Director

Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, aged 56, was appointed to the Board on 25 March 1991. He is the Chairman of the Company's Executive Share Option Scheme Committee and a member of the Remuneration Committee.

Datuk Cheng obtained a Bachelor of Business Administration (Honours) degree from University of Singapore in 1971. He has more than 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development. For a period of seven years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of Lion Industries Corporation Berhad. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng's other directorships in public companies are as follows:

- Managing Director of Lion Industries Corporation Berhad, a public listed company
- Director of Lion Corporation Berhad, a public listed company
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 1,963 ordinary shares of RM1.00 each and an indirect shareholding of 199,569,944 ordinary shares of RM1.00 each in the Company. His shareholdings in the subsidiaries of the Company are disclosed in page 83 of this Annual Report. He also has interest in a company which conduct similar business with the Company in the tyre sector.

Datuk Cheng is the nephew of Y. Bhg. Tan Sri William H.J. Cheng, the Chairman and a major shareholder of the Company.

Datuk Cheng attended three (3) of the four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Dato' Haji Hashim bin Saad
Independent Non-Executive Director

Y. Bhg. Dato' Haji Hashim bin Saad, a Malaysian, aged 63, was appointed to the Board on 19 August 1999. He is also a member of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

Dato' Haji Hashim obtained his Bachelor of Science (Forestry) degree from the Australian National University. He subsequently pursued his post graduate studies at the Imperial College, London and obtained his Masters of Science degree in Timber Technology. He is a retiree from a senior post in the government civil service. During his career as a government official, he served in the Forestry Department, Peninsular Malaysia in various capacities from 1969 to 1998. He held the post of Director General of Forestry, Peninsular Malaysia from 1997 until his retirement from the government service on 14 March 1998.

Dato' Haji Hashim attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Eow Kwan Hoong
Independent Non-Executive Director

Mr Eow Kwan Hoong, a Malaysian, age 53, was appointed to the Board on 5 June 2001. He is also a member of the Company's Audit Committee and Nomination Committee.

Mr Eow is a member of the Malaysian Institute of Accountants as well as a Fellow member of the Chartered Institute of Management Accountants.

Mr Eow started his career in 1979 as the Cost Accountant with Intel Technology Sdn Bhd. In February 1980, he joined Socoil Corporation Sdn Bhd, a palm oil refinery, as the Factory Accountant. Subsequently in February 1982, he joined the Lion Group as an Accounts Manager. He was appointed the Group Chief Accountant in March 1990 and was responsible for the Group Accounts Department of the Lion Group. He resigned from the Lion Group in December 1997 and acted as an advisor to the Lion Group for a further six months.

He is currently the Executive Director of IRIS Corporation Berhad and Versatile Creative Berhad, both public listed companies and a Director of Delloyd Ventures Berhad, a public listed company.

Mr Eow has a direct shareholding of 120,391 ordinary shares of RM1.00 each in the Company and attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Save as disclosed, none of the Directors has (i) any interest in securities in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed in ensuring that the highest standard of corporate governance is practised throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2006 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2006, four (4) Board Meetings were held and each Director has attended at least 50% of the total Board Meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, five (5) of whom are non-executive. The current Board composition complies with the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"). The broad range of experience, skills and knowledge of the Directors facilitate the discharge of the Board's stewardship effectively.

Represented on the Board are three (3) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely Audit Committee, Nomination Committee and Remuneration Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on their behalf whenever required. These committees operate under approved terms of reference or guidelines set out by the Board.

Supply of Information

The Board members in their individual capacities have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and in appropriate circumstances, at the Company's expense.

The Directors also have access to the advice and services of the Company Secretaries, who are responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skills, experience and competencies to be appointed to the Board. The members and terms of reference of the Nomination Committee are presented on page 18 of this Annual Report.

Re-election of Directors

In accordance with the Company's Articles of Association, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

Directors' Training

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme and have subsequently accumulated the requisite points under the Continuing Education Programme ("CEP") as specified by Bursa Securities up to 31 December 2005.

The Directors are also encouraged to attend various external professional programmes necessary to keep abreast on issues facing the changing business environment within which the Group operates.

During the financial year, an in-house seminar entitled "Impact of Financial Reporting Standards on Corporate Malaysia" conducted by Messrs Ernst & Young, Malaysia ("Seminar"), on the new Financial Reporting Standards ("FRS") and a detailed briefing by the Company's Auditors on the possible impact of the same on the financials of the Group moving forward ("Briefing") were attended by the Directors. The FRS would be effective in the next financial reporting year for the Group. The objective of the Seminar and the Briefing was to provide Directors with an overview on the updates and impact of the new and revised FRS and was aimed at helping Directors understand the business and financial implications on the adoption of the new and revised FRS on the financials of the Group.

Certain Directors have also attended other seminars and programmes other than that in relation to the FRS in furtherance of the CEP.

In addition, the Company arranges site visits for the Directors, whenever necessary, to enhance their understanding of the Group's businesses and have a better awareness of the risks associated with the Group's operations.

The Board views the attendance of the Directors at the aforementioned seminars, programmes, Briefing and site visits as adequate to enhance their skills and knowledge to carry out their duties as Directors.

The Board will, on a continuous basis, evaluate and determine the training needs of each Director, particularly on relevant new laws and regulations, essential practices for effective corporate governance and risk management to enable the Directors to effectively discharge their duties.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of Executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 18 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance applicable to Directors' remuneration recommended by the best practice of the Code are deemed appropriately served by the following disclosures.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2006 are categorised as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Directors	23,000	626,600	649,600
Non-Executive Directors	103,000	-	103,000
	126,000	626,000	752,600

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Number of Directors Executive	Number of Directors Non-Executive
25,000 and below	-	4
25,001 - 50,000	-	1
150,001 - 200,000	1	-
450,001 - 500,000	1	-

3. SHAREHOLDERS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated with strict adherence to the disclosure requirements of Bursa Securities.

The Board has identified the Company Secretaries to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, all of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 15 to 17 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to the Company's shareholders. The Board is also responsible in ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2006, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 14 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies,* the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability
- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority
- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis
- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee
- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control - Self-Assessment Questionnaire on an annual basis
- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee

The system of internal control was generally satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
  (Chairman, Independent Non-Executive Director)

  Y. Bhg. Dato' Haji Hashim bin Saad
  (Independent Non-Executive Director)

  Mr Eow Kwan Hoong
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with paragraphs 15.10 and 15.11 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

- **Secretaries**

  The Secretaries of Silverstone Corporation Berhad, Ms Wong Phooi Lin and Ms Lim Kwee Peng, are also the Secretaries of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent directors. The composition of the Audit Committee shall fulfill the requirements as prescribed in the Listing Requirements of Bursa Securities. The Chairman of the Audit Committee shall be an independent director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. At least once a year, the Audit Committee shall meet with the external auditors without the non-independent directors being present. A majority of independent directors present shall form a quorum.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary).

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit reviews/investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interest situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Securities.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit function, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be agreed to by the Audit Committee and the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, five (5) Audit Committee Meetings were held for which full attendance were recorded for all the members of the Audit Committee.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for their consideration and approval focusing particularly on changes in accounting policies, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programs, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control - Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  Reviewed recurrent related party transactions of a revenue or trading nature on a half-yearly basis for compliance with the Shareholders' Mandate.

NOMINATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Mr Eow Kwan Hoong
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Silverstone Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Non-Executive Director)

Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2002 RM'000	2003 RM'000	2004 RM'000	2005 RM'000	2006 RM'000
Revenue	739,565	478,625	552,952	460,700	**519,551**
Profit/(Loss) from operations	(160,252)	132,204	23,831	34,417	**43,950**
Profit/(Loss) before taxation	(260,776)	67,387	(31,695)	(9,914)	**7,624**
Profit/(Loss) after taxation	(260,542)	66,827	(34,097)	(12,041)	**5,302**
Total assets employed	1,895,365	1,814,774	995,698	1,015,702	**1,011,860**
Shareholders' funds	(191,004)	228,134	164,482	159,916	**161,021**
Net tangible assets/(liabilities)	(207,076)	212,963	150,068	146,655	**148,896**
	Sen	**Sen**	**Sen**	**Sen**	**Sen**
Net tangible assets/(liabilities) per share	(140)	63	44	43	**44**
Earnings/(Loss) per share	(500)	69	(11)	(4)	**2**


Revenue RM Million
800
600
400
200
0
2002
2003
2004
2005
2006


Total Assets Employed RM Million
2000
1500
1000
500
0
2002
2003
2004
2005
2006


Net Tangible (Liabilities)/Assets Per Share Sen
90
60
30
0
-30
-60
-90
-120
-150
2002
2003
2004
2005
2006


Shareholders' Funds RM Million
250
200
150
100
50
0
-50
-100
-150
-200
2002
2003
2004
2005
2006

THE GROUP'S BUSINESSES





- The Group's tyre manufacturing operations by Silverstone Berhad in Taiping, Perak produces a full range of tyres for cars and commercial vehicles.
- *Operasi pengeluaran tayar Kumpulan oleh Silverstone Berhad di Taiping, Perak mengeluarkan rangkaian tayar untuk kereta dan kenderaan komersial.*



- Silverstone's latest tyres, the Kruizer 1 and Evol 8 series developed by using MicroBeta Silica Technology for superior grip, rolling resistance and reduced fuel consumption.
- *Rangkaian tayar terbaru dari Silverstone, Kruizer 1 dan Evol 8 yang dimajukan dengan Teknologi MicroBeta Silica untuk cengkaman yang mantap, halangan geseran dan mengurangkan penggunaan bahan api.*


TUAH
POWER-TRUCK
EQ1032TL-M

- The TUAH light truck distributed exclusively by Lion Motor Sdn Bhd.
- *Trak ringan TUAH diedarkan eksklusif oleh Lion Motor Sdn Bhd.*

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah Silverstone Corporation Berhad, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk Kumpulan dan Syarikat bagi tahun kewangan berakhir 30 Jun 2006.

PRESTASI KEWANGAN

Bagi tahun dalam kajian, Kumpulan mencatatkan perolehan yang lebih tinggi berjumlah RM519 juta dengan segmen perniagaan teras melaporkan prestasi jualan yang lebih baik. Bagaimanapun, margin keuntungan merosot akibat persaingan sengit yang berterusan dan peningkatan harga bahan mentah terutama dalam perniagaan pembuatan tayar tempatan kita dan operasi pembuatan bahagian komponen di China. Dengan pengenalan beberapa model baru trak ringan yang dipasang di dalam negara ke pasaran tempatan, bahagian automotif kita menunjukkan prestasi yang memberangsangkan pada tahun ini.

Keuntungan operasi sebelum kos kewangan ternyata lebih tinggi berjumlah RM43.9 juta berbanding RM34.4 juta yang dicatatkan pada tahun lepas. Pengukuhan Ringgit berbanding Dolar AS membolehkan Kumpulan memperolehi laba daripada tukaran wang asing kerana mempunyai pinjaman dalam Dolar AS yang agak besar. Peningkatan keuntungan operasi juga disumbangkan oleh dividen yang diterima daripada pelaburan dalam sebuah syarikat yang disenaraikan di Singapura.

Selepas pengiraan kos kewangan, cukai dan hak minoriti, Kumpulan mencatatkan keuntungan bersih berjumlah RM8.1 juta untuk tahun ini.

PERKEMBANGAN KORPORAT

i. Innovasi Istimewa Sdn Bhd, sebuah anak syarikat milik sepenuh, pada 20 Ogos 2006 telah memeterai Perjanjian Penjualan Saham bagi melupuskan 40% ekuitinya dalam Tianjin Zhaoxia Motorcycle Technical Development Co Ltd dengan balasan berjumlah RM2.0 juta. Pelupusan ini berjaya selesai pada 25 Ogos 2006.

ii. Syarikat, pada 8 Mei 2006 telah mengumumkan bahawa Syarikat adalah Penerbit Tersenarai Terjejas apabila ia telah mencetus keperluan untuk memenuhi kriteria tambahan (e) di bawah perenggan 2.1 Nota Amalan Pindaan No. 17/2005 yang berkuat kuasa pada 5 Mei 2006 ("Pindaan PN17") di mana:

(a) pihak juruaudit telah memberi penekanan dalam pendapatnya yang berkenaan daya maju Syarikat di dalam akaun-akaun beraudit terbaru berakhir 30 Jun 2005; dan

(b) ekuiti para pemegang saham Syarikat pada asas penyatuan (seperti dalam keputusan sukuan tidak beraudit terbaru pada 31 Disember 2005) adalah kurang dari 50% daripada modal terbitan dan berbayarnya.

Oleh yang demikian, Syarikat dikehendaki mematuhi peruntukan-peruntukan dalam Pindaan PN17. Syarikat kini meninjau dan menilai beberapa cadangan dalam usaha membentuk sebuah pelan yang jitu yang memerlukan kelulusan Suruhanjaya Sekuriti di bawah Seksyen 32 Akta Suruhanjaya Sekuriti, 1993 untuk mengatur semula kedudukan kewangan Kumpulan.

KAJIAN OPERASI

Bahagian Automotif

Perniagaan pengedaran automotif dalam negara dilaksanakan oleh Lion Motor Sdn Bhd ("Lion Motor"). Lion Motor memegang hak francais daripada Dong Feng Automobile Co. Ltd., sebuah syarikat yang disenaraikan di Bursa Saham Shanghai, bagi memasang, memasar dan mengedar trak ringan di Malaysia. Di Malaysia Barat, ia juga bertindak sebagai pengedar utama bagi memasarkan trak kegunaan berat yang dipasang di dalam negara yang dihasilkan oleh Anhui Jianghuai Co. Ltd., sebuah syarikat pembuatan kenderaan komersial yang terkemuka di China.

Sejak pelancaran Dong Feng Pahlawan LM228 trak ringan ke pasaran Malaysia pada bulan November 2004, Lion Motor berupaya memantapkan kedudukannya dan diterima baik bagi segmen kenderaan komersial ringan di dalam negara. Langkah-langkah ketat diambil bagi mengekalkan tahap kualiti trak ringannya manakala kesedaran penjenamaan dan usaha pemasaran yang agresif telah dilaksanakan melalui 26 wakil jualan dan 39 wakil jualan alat ganti yang dilantik. Semasa tahun kewangan, Lion Motor juga telah melancarkan dua buah model trak baru dengan berat 4,800 kg iaitu 'Tuah Crew Cab' dan 'Tuah Powertruck EQ1032TL-M' yang menggunakan enjin Euro II. Kedua-dua model ini mendapat sambutan yang baik di pasaran tempatan dan Lion Motor merancang untuk mengembangkan produknya dengan memperkenalkan dua buah model baru tahun hadapan.

Sementara itu, operasi pembuatan penyerap hentakan motorsikal kita di China, Wuxi Top Absorber Co Ltd ("Wuxi Top"), menunjukkan peningkatan perolehan sebanyak 11% hasil daripada jualan eksport yang tinggi. Bagaimanapun, peningkatan kos bahan mentah, terutamanya aluminium, tembaga dan nikel yang digunakan dalam pembuatan penyerap hentakan memberi kesan kepada margin keuntungan. Pelbagai langkah diambil oleh Wuxi Top untuk meningkatkan daya saing dari segi kos dan memastikan ketekalan rangkaian produk yang ditawarkan.

Bahagian Tayar

Dasar liberal polisi perdagangan negara-negara Asean telah meningkatkan lagi persaingan di kalangan pembuat tayar tempatan. Selain dibelenggu oleh peningkatan kos bahan mentah, penghapusan perlindungan tarif turut menyebabkan kemasukan tayar murah daripada negara jiran seperti Thailand dan Indonesia. Bagaimanapun, Silverstone Berhad ("Silverstone") berjaya menangani cabaran itu dengan memperkenalkan rangkaian tayar yang inovatif dan berkualiti seperti Kruizer1 N500, Kruizer1 N700 dan Evol 8.

Meskipun berdepan dengan persaingan yang sengit, Silverstone berjaya meningkatkan perolehan melebihi 14% daripada RM280 juta kepada RM321 juta tahun ini. Jumlah jualan yang tinggi ini telah dicatatkan menerusi rangkaian tayar Silverstone, baik di pasaran tempatan mahupun luar negara. Bahagian ini mencatatkan keuntungan sebelum cukai berjumlah RM3.7 juta bagi tahun dalam kajian.

Syarikat Bersekutu

Perniagaan motorsikal kami diterajui oleh Suzuki Assemblers Malaysia Sdn Bhd ("SAM") bagi pasaran tempatan dan Nanjing Jincheng Machinery Co Ltd ("Nanjing Jincheng") di China.

SAM menghadapi persaingan sengit daripada para pemasang dan pengeluar motorsikal tempatan dan juga motorsikal yang diimport daripada China. Semasa tahun kajian, SAM telah berjaya melancarkan model paling laris, Shogun 125 yang melonjakkan jumlah jualan di pasaran tempatan. Jualan eksport ke Indonesia, bagaimanapun, jatuh ketara pada tahun ini disebabkan oleh penguatkuasaan undang-undang kecil kawalan asap yang lebih ketat di negara tersebut. Sehubungan itu, keuntungan yang dicatat dalam tahun ini adalah lebih rendah sebanyak RM0.8 juta.

Nanjing Jincheng menyaksikan pertumbuhan dalam keseluruhan jualannya pada tahun ini. Usaha berterusan yang dijalankan bagi meningkatkan kualiti produk, diperlihatkan melalui permintaan yang lebih baik terhadap rangkaian motorsikalnya. Bagi pasaran eksport, yang meliputi Nigeria, Mexico dan negara-negara di rantau Asia Selatan, Nanjing Jincheng mencatatkan peningkatan jualan sebanyak 13%. Jualan eksport merupakan sumbangan utama terhadap operasi Nanjing Jincheng. Bagaimanapun, peningkatan harga bahan mentah, terutamanya aluminium dan tembaga, serta keperluan yang ketat bagi piawaian pematuhan Euro II telah menyebabkan peningkatan kos pengeluaran sedangkan harga jualan kebanyakannya tidak berubah.

PROSPEK

Di sebalik persekitaran operasi yang mencabar, operasi pengeluaran tayar tempatan dijangka akan mengekalkan kedudukan keuntungannya sementara bahagian automatif dalam negara dijangka akan dapat meningkatkan penguasaan pasaran dalam segmen kenderaan komersial di dalam negara. Sehubungan itu, Lembaga Pengarah optimistik bahawa prestasi operasi Kumpulan akan bertambah baik pada tahun hadapan.

PENGHARGAAN

Bagi pihak ahli Lembaga Pengarah, saya merakamkan penghargaan kami kepada para pelanggan yang dihargai, pembiaya, rakan perniagaan, Kerajaan Malaysia dan pemegang saham di atas sokongan dan keyakinan berterusan kepada Kumpulan. Saya juga ingin mengucapkan terima kasih kepada pengurusan dan kakitangan di atas komitmen dan dedikasi mereka kepada Kumpulan.

Tidak lupa juga, saya ingin mengucapkan terima kasih kepada semua ahli Lembaga Pengarah atas sokongan dan nasihat mereka yang tidak ternilai di sepanjang tahun ini.

TAN SRI WILLIAM H.J. CHENG
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors of Silverstone Corporation Berhad, I am pleased to present to you the Annual Report and Audited Financial Statements of the Group and of the Company for the financial year ended 30 June 2006.

FINANCIAL PERFORMANCE

For the year under review, the Group achieved a higher revenue of RM519 million with the core business segments reporting better sales performances. However, margins were eroded due to the continued intense competition and escalation in raw material prices especially for our local tyre manufacturing business and our component parts manufacturing operations in China. With the introduction of additional new models of locally assembled light trucks in the local market, our automotive division has shown encouraging performance this year.

Operating profit before finance costs was correspondingly higher at RM43.9 million as compared to RM34.4 million recorded last year. The strengthening of the Ringgit against the US Dollar has enabled the Group to book in an unrealised gain on foreign exchange as it has substantial USD borrowings. The higher operating profit for the year was also attributable to dividends received from its investment in a listed company in Singapore.

After accounting for finance costs, taxation and minority interest, the Group posted a net profit of RM8.1 million for the year.

CORPORATE DEVELOPMENTS

(i) Innovasi Istimewa Sdn Bhd, a wholly-owned subsidiary of the Company, had on 20 August 2006 entered into a Share Sale Agreement for the disposal of its entire 40% equity interest in Tianjin Zhaoxia Motorcycle Technical Development Co Ltd for a consideration of RM2.0 million. The disposal was completed on 25 August 2006.

(ii) The Company had on 8 May 2006 announced that it was an Affected Listed Issuer as it has triggered the enhanced criteria (e) under paragraph 2.1 of the Amended Practice Note No. 17/2005 which took effect on 5 May 2006 ("Amended PN17") where:

(a) the auditors had expressed a modified opinion with emphasis on the Company's going concern in the Company's latest audited accounts as at 30 June 2005; and

(b) the shareholders' equity of the Company on a consolidated basis (as in the latest unaudited quarterly results as at 31 December 2005) was less than 50% of its issued and paid up capital.

The Company is therefore required to comply with the provisions of the Amended PN17. The Company is presently exploring and evaluating various options in its endeavour to formulate a plan that is substantive and requires the approval of the Securities Commission under Section 32 of the Securities Commission Act, 1993 in order to regularise the Group's financial condition.

REVIEW OF OPERATIONS

Automotive Division

Our local automotive distribution business is conducted through Lion Motor Sdn Bhd ("Lion Motor"). Lion Motor holds the exclusive franchise rights from Dong Feng Automobile Co, Ltd., a company listed on the Shanghai Stock Exchange, to assemble, market and distribute its light duty trucks in Malaysia. It also acts as the main distributor in West Malaysia for the marketing of the heavier category locally assembled trucks developed by Anhui Jianghuai Co. Ltd., a leading commercial vehicle manufacturer in China.

Since the maiden launch of the Dong Feng Pahlawan LM228 light trucks in the Malaysian market in November 2004, Lion Motor was able to steadily grow its presence and gain market acceptance in the local commercial vehicle segment. Stringent measures have been initiated to maintain quality standards of the light duty trucks whilst brand image awareness and aggressive promotional efforts have been undertaken through its twenty-six (26) appointed sales dealers and thirty-nine (39) spare parts dealers. During the year, Lion Motor also launched two new 4,800 kg GVW light truck models viz the 'Tuah Crew Cab' and 'Tuah Powertruck EQ1032TL-M' with Euro II engines. These two models have been well received by the local market and Lion Motor plans to expand its product range with the introduction of another two new models next year.

Meanwhile, our motorcycle absorber manufacturing operations in China, Wuxi Top Absorber Co Ltd ("Wuxi Top"), saw an 11% increase in revenue this year due to higher export sales. However, the rising raw material costs, especially aluminium, copper and nickel used in the production of shock absorbers, have adversely affected its profit margin. Various measures have been undertaken by Wuxi Top to enhance cost competitiveness and ensure quality consistency in its range of products.

Tyre Division

The liberalisation of trade policies within the Asean countries has further intensified competition amongst the local tyre manufacturers. Besides being saddled with rising raw material costs, the removal of tariff protection has caused an influx of cheap tyres from neighbouring countries such as Thailand and Indonesia. However, Silverstone Berhad ("Silverstone") was able to counter the challenge by the introduction of a range of quality innovative tyres such as the Kruizer1 N500, Kruizer1 N700 and Evol 8.

Notwithstanding the stiff competition, Silverstone has managed to increase its revenue by more than 14% from RM280 million to RM321 million this year. Higher sales volume was recorded for its range of "Silverstone" tyres in both the domestic and overseas markets. The Division recorded a profit before taxation of RM3.7 million for the year under review.

Associated Companies

Our motorcycle business is spearheaded by Suzuki Assemblers Malaysia Sdn Bhd ("SAM") locally and Nanjing Jincheng Machinery Co Ltd ("Nanjing Jincheng") in China.

SAM faced intense competition from local motorcycle assemblers and manufacturers as well as from motorcycles imported from China. During the year, SAM successfully launched its best selling model, Shogun 125 which led to an increase in sales volume in the domestic market. Export sales to Indonesia was, however, significantly lower this year due to the imposition of stringent emission control by-laws in that country. Accordingly, a much lower profit of RM0.8 million was recorded for the year.

Nanjing Jincheng saw a growth in its overall sales this year. Its continued efforts to improve on product quality have been translated to better demand for its range of motorcycles. In the export market, which covers Nigeria, Mexico and countries in the South Asia region, Nanjing Jincheng registered a 13% increase in sales. Export sales has now become a major contributor to Nanjing Jincheng's operations. However, the escalation in prices of major raw materials, especially aluminium and copper, and the stringent requirement on Euro II standards of compliance have resulted in an increase in production costs while selling price remained largely unchanged.

PROSPECTS

Despite the tough operating environment, our local tyre manufacturing operation is expected to maintain its profitable position whilst the local automotive division is expected to garner a higher market share in the local commercial vehicle segment. Hence, the Board is optimistic that the Group's operational performance will improve in the next year.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to record our appreciation to our valued customers, bankers, business associates, the Government and shareholders for their continued support and confidence in the Group. I wish to also thank the management and staff for their commitment and dedication to the Group.

Last but not least, I would like to thank my fellow Directors for their invaluable support and advice throughout the year.

TAN SRI WILLIAM H.J. CHENG
Chairman

主席报告

我谨代表银石盾机构有限公司董事部，欣然提呈本集团和本公司截至2006年6月30日为止的会计年度之常年报告和经审核财务报告。

财务表现

在本会计年度内，由于各核心业务部门都有更佳的销售表现，本集团因此取得较高的营业额，总共为5亿1千9百万令吉。不过，因为竞争仍然激烈，以及原料价格遂步上涨，所取得利润率因此降低，尤其是我们本地的轮胎制造业和在中国的零配件制造业都受到影响。随着我们在本地市场推出额外在本地装配的新款式的轻型卡车，我们的汽车组在这一年有良好的表现。

这样一来，在扣除财务费用之前的营业利润也相应提高，共达4千390万令吉，比上一年度的3千440万令吉高。令吉对美元的增值，使本集团获得账面上的外汇盈利，因为它有不少美元债务。本年度营业利润较高的另一个原因，是由于它从在新加坡一家上市公司的投资获得股息。

在扣除财务费用、税项及小股东利益之后，本集团在本会计年度的净利润是810万令吉。

企业发展

i. 本公司独资子公司Innovasi Istimewa Sdn Bhd,于2006年8月20日，签订一项股票售卖协议，把它在天津朝霞摩托车技术开发有限公司的全部40%股权，以200万令吉售出。这项交易在2006年8月25日完成。

ii. 公司在2006年5月8日宣布，为“受影响上市公司”因为它触及在2006年5月5日生效的经修正的Practice Note No.17/2005 ("修正PN17")的第2.1节之下的加强标准(e)，由于：

   a. 在本公司于2005年6月30日提呈的最新的经审核的账目中，审核师在其经修正的观点中，强调了本公司企业持续经营的状况；以及

   b. 在综合总账的基础上，（根据2005年12月31日未经审核的最新季度业绩）本公司的股东权益不到其发行资本与缴足资本的50%。

因此，本公司必须遵守经修正PN17的规定。本公司目前正在探讨和评估各种方法，以致力于拟定一个方案；这个方案必须是具体的，而且必须在1993年证券委员会法令第32条之下获得证券委员会批准，以调整本集团的财务情况。

业务检讨

汽车组

我们在本地的汽车经销业务，由金狮汽车私人有限公司（“金狮汽车”）经营。金狮汽车拥有东风汽车公司（一家在上海股票交易所上市的公司）授予的独有专利权，以在马来西亚装配、销售及分销东风牌轻型卡车。金狮汽车也是西马主要经销商，销售由安徽江淮汽车股份有限公司研发、在本地装配的较重型卡车。安徽江淮是中国一家主要的商用车辆制造商。

自从“东风小霸王LM228”轻型卡车在2004年11月在马来西亚市场推出以来，金狮汽车能够平稳的扩大其在本地市场的地位，在本地的商用车辆市场中受到欢迎。本公司采取严格的措施，以维持这种轻型卡车的品质；同时也通过26家销售代理和39家零件代理，展开市场对品牌的认识及积极促销活动。在本会计年度，金狮汽车推出两款新式的车身连载荷重量4千8百公斤的轻型卡车，分别是"Tuah Crew Cab"和"Tuah Powertruck EQ1032TL-M"，它们是采用Euro II引擎的卡车。这两款轻型卡车在本地有好的市场。金狮汽车打算在明年推出另外两款新的轻型卡车，以扩大产品阵容。

另一方面，我们在中国由无锡拓普减震器有限公司（“无锡拓普”）经营的电单车缓冲器制造业务，在本会计年度由于出口增加，营业额提高了11%。不过，由于原料（尤其是用来制造缓冲器的铝、铜和镍）价格提高，利润率因此降低。无锡拓普采取各种措施以加强成本竞争力，以及确保其一系列产品品质一致。

轮胎组

东盟国家进一步放宽贸易政策，使本地的轮胎厂商之间的竞争加剧。除了原料成本上涨加重厂商的负担之外，关税保护的取消，使来自泰国和印尼等邻国的廉价轮胎涌入。不过，银石以推出一系列创新的高品质轮胎-诸如Kruizer1 N500, Kruizer1 N700和Evol 8，成功的应付挑战。

尽管竞争剧烈，银石在本会计年度的营业额增加超过14%，从上一个会计年度的2亿8千万令吉增加到3亿2千1百万令吉。不论是国内市场或国外市场，"Silverstone"品牌系列的轮胎的销售量都增加。在本会计年度，轮胎组的税前利润是370万令吉。

联号

我们的电单车业务，在本地市场由铃木装配马来西亚私人有限公司（"铃木装配集团"）经营，在中国则由南京金城机械有限公司（"南京金城"）经营。

铃木装配集团面对本地电单车装配商和制造商以及从中国入口的电单车激烈竞争。在本会计年度，铃木装配集团成功地推出了最畅销的牌子Shogun 125，使得其在本地市场的销售量增加。不过，由于印尼对电单车排废气实施严格的管制，导致其出口到印尼的销售减少。因此，本会计年度的利润大幅减少，只有80万令吉。

南京金城在本会计年度的销售额有所增长，它致力于改善产品的品质产生了效应，促使了其一系列电单车的需求增加。在出口市场（包括尼日利亚、墨西哥、南亚国家等），南京金城的销售额增加了13%。出口销售现在成为南京金城营业额的主要来源。不过，主要原料（尤其是铝和铜）逐步涨价，以及一些国家对Euro II引擎排气施加更严格的规定，造成生产成本提高，而售价则大体上保持不变。

展望

尽管营业环境严峻，我们在本地的轮胎制造业务预料将保持其盈利状况，而本地的汽车组，预料将在本地的商用车辆部分占有更大的市场份额。因此董事部乐观的认为，在下一个会计年度，本集团的营业表现将有所提升。

鸣谢

我谨代表董事部，感谢我们尊贵的顾客、金融机构、商业伙伴、马来西亚政府、客户及股东们表达谢意，感谢他们对本集团连续不断的支持和信心。我也要感谢管理层及职员对本集团的贡献。

最后，我要感谢董事们在过去一年给予鼎力的支持和提供宝贵的意见。

主席
丹斯里钟廷森

FINANCIAL STATEMENTS 2006

For The Financial Year Ended 30 June 2006

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 12 to the financial statements.

Other than as disclosed in Note 12 to the financial statements, there have been no significant changes in the activities of the Company and its subsidiary companies during the financial year.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Profit/(Loss) after taxation	5,302	(1,955)
Minority interests	2,794	-
Net profit/(loss) for the financial year	8,096	(1,955)

SHARE CAPITAL

During the financial year, the issued and paid-up ordinary share capital of the Company was increased from RM338,535,410 divided into 338,535,410 ordinary shares of RM1.00 each to RM339,282,956 divided into 339,282,956 ordinary shares of RM1.00 each by the issue and allotment of 747,546 ordinary shares of RM1.00 each at RM1.10 per share pursuant to the conversion of 822,301 redeemable cumulative convertible preference shares ("RCCPS") of RM0.01 each by the tender of 822,301 RCCPS of RM0.01 each, for cancellation by the Company.

The new shares issued rank *pari passu* in all respects with the existing ordinary shares in the Company.

During the financial year, the RCCPS was reduced from RM322,367.88 divided into 32,236,788 RCCPS of RM0.01 each to RM314,144.87 divided into 31,414,487 RCCPS of RM0.01 each pursuant to the conversion of 822,301 RCCPS of RM0.01 each into 747,546 ordinary shares of RM1.00 each at the conversion price of RM1.10 per share by the tender of 822,301 RCCPS of RM0.01 each, for cancellation by the Company.

The Company did not issue any debentures during the financial year.

DIVIDEND

The Directors do not recommend any dividend for the financial year ended 30 June 2006.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the notes to the financial statements.

DIRECTORS

The Directors who have served since the date of the last report are:

Tan Sri William H.J. Cheng
Phang Wai Yeen
Ngan Yow Chong
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Tan Sri William H.J. Cheng and Mr Eow Kwan Hoong retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Y. Bhg. Tan Sri Dato' Jaffar bin Abdul, being above the age of seventy years, retires pursuant to Section 129(2) of the Companies Act, 1965 and offers himself for re-appointment as Director under the provision of Section 129(6) of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed as Directors' remuneration in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for benefit which may be deemed to have arisen by virtue of transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 30 to the financial statements.

Neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2005	**Additions**	**Disposals**	**As at 30.6.2006**
Direct interest in shares				
Tan Sri William H.J. Cheng	6,000	-	-	6,000
Phang Wai Yeen	1,252,824	-	-	1,252,824
Tan Sri Dato' Jaffar bin Abdul	220	-	-	220
Datuk Cheng Yong Kim	1,963	-	-	1,963
Eow Kwan Hoong	120,391	-	-	120,391
Indirect interest in shares				
Tan Sri William H.J. Cheng	202,869,609	-	714,100	202,155,509
Datuk Cheng Yong Kim	202,284,044	-	714,100	201,569,944

DIRECTORS' INTERESTS (continued)

The Directors' interests in shares in related companies are as follows:

Indirect interest in shares

	Nominal value per ordinary share	As at 1.7.2005	Additions	Disposals	As at 30.6.2006
		Number of shares			
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Lion Rubber Industries Pte Ltd	*	10,000,000	-	-	10,000,000
Willet Investment Pte Ltd	*	45,954,450	-	-	45,954,450

Investment in the People's Republic of China

	Currency	As at 1.7.2005	Additions	Disposals	As at 30.6.2006
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	-	-	6,750,000
Wuxi Puhua Electroplating Co Ltd	USD	1,435,000	-	-	1,435,000
Wuxi Top Absorber Co Ltd	USD	6,600,000	-	-	6,600,000

	Nominal value per ordinary share	As at 1.7.2005	Additions	Disposals	As at 30.6.2006
		Number of shares			
Tan Sri William H.J. Cheng					
Silverstone Tyre (S) Pte Ltd	*	31,750,100	-	-	31,750,100
Datuk Cheng Yong Kim					
Silverstone Tyre (S) Pte Ltd	*	25,400,080	-	-	25,400,080

* Shares in companies incorporated in Singapore do not have a par value.

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies during and at the end of the financial year.

EXECUTIVE SHARE OPTION SCHEME

An Executive Share Option Scheme ("ESOS") for the benefit of eligible executive directors and executive employees of the Company was approved by the shareholders on 24 August 2005 and implemented on 1 September 2005. The salient features and other terms of the ESOS are disclosed in Note 24 to the financial statements.

No options were granted pursuant to the ESOS during the financial year.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad receivables or the amount of the allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 25 September 2006.

PHANG WAI YEEN
Managing Director

NGAN YOW CHONG
Executive Director

Kuala Lumpur

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Revenue	3				
- continuing operations	4	**519,551**	460,607	**170**	255
- discontinued operation		**-**	93	**-**	-
		519,551	460,700	**170**	255
Other operating income		**44,848**	16,997	**30,421**	12,896
Gain/(Loss) on disposal of subsidiary and associated companies		**-**	11,474	**-**	(1,453)
Changes in inventories of finished goods and work-in-progress		**2,765**	13,691	**-**	-
Purchase of finished goods		**(34,641)**	(39,171)	**-**	-
Raw materials and consumables used		**(345,325)**	(273,263)	**-**	-
Staff costs	5	**(48,137)**	(45,996)	**(224)**	(992)
Depreciation and amortisation expenses		**(23,011)**	(21,752)	**(467)**	(766)
Allowance for losses on investments	6	**-**	(4,076)	**(300)**	-
Other operating expenses		**(72,100)**	(84,187)	**(4,354)**	(1,054)
Profit from operations	7	**43,950**	34,417	**25,246**	8,886
Finance costs	8	**(31,956)**	(32,525)	**(27,201)**	(28,075)
Share in results of associated companies		**(4,370)**	(11,806)	**-**	-
Profit/(Loss) before taxation		**7,624**	(9,914)	**(1,955)**	(19,189)
Taxation	9				
- Company and subsidiary companies		**(3,167)**	(2,087)	**-**	-
- associated companies		**845**	(40)	**-**	-
		(2,322)	(2,127)	**-**	-
Profit/(Loss) after taxation		**5,302**	(12,041)	**(1,955)**	(19,189)
Minority interests		**2,794**	(321)	**-**	-
Net profit/(loss) for the financial year		**8,096**	(12,362)	**(1,955)**	(19,189)
Earnings/(Loss) per share (sen)	10				
- Basic		**2.4**	(3.7)		
- Diluted		**2.3**	(3.7)		

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2006

	Note	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Non-Current Assets					
Property, plant and equipment	11	**331,794**	326,990	**544**	2,229
Subsidiary companies	12	**-**	-	**475,899**	532,937
Associated companies	13	**247,331**	252,043	**8,969**	8,969
Investments	14	**99,194**	122,464	**98,158**	121,428
Deferred tax assets	29	**19,804**	22,993	**-**	-
Deferred expenditure	15	**450**	852	**-**	-
Goodwill	16	**11,675**	12,409	**-**	-
Current Assets					
Inventories	17	**96,106**	99,197	**-**	-
Investments	14	**27,717**	3,608	**27,717**	3,608
Silverstone Sub-Bond	12	**-**	-	**59,020**	-
Trade and other receivables	18	**129,064**	132,608	**14,081**	14,935
Tax recoverable		**155**	264	**125**	214
Amount due from subsidiary companies	19	**-**	-	**569,792**	595,822
Amount due from associated companies	19	**1,606**	4,462	**1,606**	1,606
Deposits with financial institutions	20	**16,281**	11,770	**4,719**	2,722
Cash and bank balances		**30,683**	26,042	**890**	726
		301,612	277,951	**677,950**	619,633
Current Liabilities					
Trade and other payables	21	**109,269**	88,029	**2,141**	2,560
Amount due to subsidiary companies	19	**-**	-	**225,003**	225,721
Amount due to associated companies	19	**112**	109	**-**	-
Provisions	22	**8,692**	6,125	**-**	-
Short term borrowings:	23				
- bank overdrafts		**11,676**	13,438	**100**	201
- others		**121,921**	124,475	**-**	-
Bonds and debts	27	**120,221**	87,538	**121,338**	91,050
Tax liabilities		**186**	283	**-**	-
		372,077	319,997	**348,582**	319,532
Net Current (Liabilities)/Assets		**(70,465)**	(42,046)	**329,368**	300,101
		639,783	695,705	**912,938**	965,664
Financed By:					
Share capital	24	**339,283**	338,535	**339,283**	338,535
Reserves	25	**(178,262)**	(178,619)	**(78,111)**	(76,231)
Shareholders' funds		**161,021**	159,916	**261,172**	262,304
Minority interests		**80,777**	83,603	**-**	-
Redeemable cumulative convertible preference shares	26	**31,414**	32,237	**31,414**	32,237
Bonds and debts	27	**365,919**	419,188	**375,354**	428,407
Amount due to a subsidiary company	19	**-**	-	**244,621**	242,339
Deferred liabilities	28	**275**	384	**-**	-
Deferred tax liabilities	29	**377**	377	**377**	377
		639,783	695,705	**912,938**	965,664

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

GROUP

		Non-distributable				
	Share capital RM'000	Share premium RM'000	Translation reserves RM'000	Others RM'000	Accumulated losses RM'000	Total RM'000
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Net loss for the financial year	-	-	-	-	(12,362)	(12,362)
Transferred to capital reserve	-	-	-	136	(136)	-
Amortisation of negative goodwill	-	-	-	(1,557)	-	(1,557)
Realisation of reserve on disposal of subsidiary companies	-	-	12,917	37	-	12,954
Translation loss on net equity of foreign subsidiary companies	-	-	(2,793)	-	-	(2,793)
Share in post-acquisition reserves of associated companies	-	-	(808)	-	-	(808)
Net losses not recognised in consolidated income statement	-	-	(3,601)	-	-	(3,601)
Balance at 30 June 2005	**338,535**	**81,525**	**60,497**	**45,883**	**(366,524)**	**159,916**
Net profit for the financial year	**-**	**-**	**-**	**-**	**8,096**	**8,096**
Transferred to capital reserve	**-**	**-**	**-**	**14**	**(14)**	**-**
Amortisation of negative goodwill	**-**	**-**	**-**	**(1,566)**	**-**	**(1,566)**
Conversion of redeemable cumulative convertible preference shares	**748**	**75**	**-**	**-**	**-**	**823**
Translation loss on net equity of foreign subsidiary companies	**-**	**-**	**(5,016)**	**-**	**-**	**(5,016)**
Share in post-acquisition reserves of associated companies	**-**	**-**	**152**	**(1,384)**	**-**	**(1,232)**
Net losses not recognised in consolidated income statement	**-**	**-**	**(4,864)**	**(1,384)**	**-**	**(6,248)**
Balance at 30 June 2006	**339,283**	**81,600**	**55,633**	**42,947**	**(358,442)**	**161,021**

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

COMPANY

		Non-distributable		
	Share capital RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
Balance at 1 July 2004	338,535	81,525	(138,567)	281,493
Net loss for the financial year	-	-	(19,189)	(19,189)
Balance at 30 June 2005	**338,535**	**81,525**	**(157,756)**	**262,304**
Conversion of redeemable cumulative convertible preference shares	**748**	**75**	**-**	**823**
Net loss for the financial year	**-**	**-**	**(1,955)**	**(1,955)**
Balance at 30 June 2006	**339,283**	**81,600**	**(159,711)**	**261,172**

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(Loss) before taxation		**7,624**	(9,914)
Adjustments for non-cash items, interests and dividend	33(a)	**35,699**	48,990
Operating profit before working capital changes		**43,323**	39,076
Decrease/(Increase) in inventories		**328**	(23,193)
Decrease/(Increase) in trade and other receivables		**4,544**	(282)
Increase in trade and other payables and provisions		**4,361**	3,435
Cash generated from operations		**52,556**	19,036
Tax refund		**14**	5,226
Net cash inflow from operating activities		**52,570**	24,262
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	33(b)	**(29,986)**	(49,499)
Proceeds from disposal of property, plant and equipment		**1,043**	14,317
Purchase of investment		**-**	(21)
Repayment from an associated company		**2,856**	-
Proceeds from redemption of ACB Bonds		**3,914**	1,867
Dividend income		**18,017**	1,381
Interest received		**4,078**	1,084
Net cash inflow from disposal of subsidiary companies	33(c)	**-**	11,288
Repayment from associated companies		**-**	283
Net cash outflow from investing activities		**(78)**	(19,300)
CASH FLOWS FROM FINANCING ACTIVITIES			
Redemption of AMB Bonds and repayment of SPV Debts		**(34,921)**	(20,734)
Net proceeds from short term borrowings		**5,606**	16,071
Repayment of term loans		**(7,180)**	(7,197)
Interest paid		**(4,992)**	(5,900)
Repayment of hire purchase liabilities		**(131)**	(100)
Decrease in deposits earmarked for AMB Bonds redemption and SPV Debts repayment		**1,253**	5,276
Net cash outflow from financing activities		**(40,365)**	(12,584)
Effects of exchange rate changes on cash and cash equivalents		**40**	-
Net increase/(decrease) in cash and cash equivalents		**12,167**	(7,622)
Cash and cash equivalents at beginning of the financial year		**17,910**	25,532
Cash and cash equivalents at end of the financial year	33(d)	**30,077**	17,910

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		**(1,955)**	(19,189)
Adjustments for non-cash items, interests and dividend	33(a)	**130**	17,142
Operating loss before working capital changes		**(1,825)**	(2,047)
Decrease in trade and other receivables		**5,633**	4,064
(Decrease)/Increase in trade and other payables		**(419)**	410
Cash generated from operations		**3,389**	2,427
Tax refund		**137**	3,690
Net cash inflow from operating activities		**3,526**	6,117
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		**1,032**	28
Proceeds from redemption of ACB Bonds		**3,914**	1,867
Repayment from subsidiary companies		**28,406**	5,388
Interest received		**861**	946
Dividend received		**122**	191
Net cash inflow from investing activities		**34,335**	8,420
CASH FLOWS FROM FINANCING ACTIVITIES			
Redemption of AMB Bonds and repayment of AMB Debts		**(34,255)**	(20,852)
(Repayment to)/Advance from subsidiary companies		**(1,068)**	5,438
Interest paid		**(276)**	(274)
(Increase)/Decrease in deposits earmarked for AMB Bonds redemption and AMB Debts repayment		**(3,869)**	799
Net cash outflow from financing activities		**(39,468)**	(14,889)
Net decrease in cash and cash equivalents		**(1,607)**	(352)
Cash and cash equivalents at beginning of the financial year		**1,946**	2,298
Cash and cash equivalents at end of the financial year	33(d)	**339**	1,946

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2006

1. (a) **BASIS OF PREPARATION**

The financial statements have been prepared under the historical cost convention unless otherwise indicated in the significant accounting policies.

The financial statements comply with the applicable approved accounting standards of the Malaysian Accounting Standards Board and the provisions of the Companies Act, 1965.

(b) **GOING CONCERN**

As disclosed in Note 27, the AMB Bonds and SPV Debts for the Group totalling RM120.22 million are due for redemption/repayment within the next twelve (12) months. The cash flows for the said redemption/ repayment will be sourced from the proceeds of the disposal of assets/companies.

Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

2. **SIGNIFICANT ACCOUNTING POLICIES**

(a) **BASIS OF CONSOLIDATION**

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiary companies are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate. The difference between the acquisition cost and the Group's share of the fair values of the identifiable net assets of the subsidiary company acquired at the date of acquisition is reflected as goodwill or negative goodwill.

Intra-group transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of the subsidiary companies to ensure consistency of accounting policies with those of the Group.

Minority interests in the consolidated balance sheet consist of the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill and exchange differences which were not previously recognised in the consolidated income statement.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) GOODWILL AND NEGATIVE GOODWILL

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable net assets acquired at the date of acquisition. Negative goodwill represents the excess of the fair value of the identifiable net assets acquired at the date of acquisition over the cost of acquisition. Goodwill and negative goodwill are amortised over a period of twenty-five years. The policy for the recognition and measurement of impairment losses for goodwill is in accordance with Note 2(o).

(c) ASSOCIATED COMPANIES

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies. Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting based on the audited or management financial statements of the associated companies.

Equity accounting involves recognising the Group's share of the post acquisition results of associated companies in the consolidated income statement. In the consolidated balance sheet, the Group's interest in associated companies is carried at cost, which includes unamortised goodwill on acquisition less unamortised negative goodwill on acquisition, where applicable, plus the Group's share of post acquisition change in the net assets of the associated companies. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

(d) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(o).

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Freehold land and capital work-in-progress are not depreciated. Leasehold land is depreciated over the period of the lease except where the leasehold land has an unexpired term in excess of 50 years (classified as long term leasehold land) in which case no depreciation is provided.

Depreciation of other property, plant and equipment is provided on a straight-line basis to write off the cost of each asset to its residual value over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	40 - 50 years
Leasehold land	20 - 50 years
Plant and machinery	3 - 30 years
Moulds and assembly equipment	1 - 10 years
Furniture and equipment	5 - 10 years
Motor vehicles	5 - 10 years

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) DEFERRED EXPENDITURE

Deferred expenditure comprises proprietary technology and patents.

Proprietary technology and patents are stated at cost and are amortised on a straight-line basis to write off their costs over the expected period of future benefit, which is estimated at 10 to 50 years. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(o).

(f) INCOME TAX

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or negative goodwill on consolidation.

Deferred tax assets and deferred tax liabilities are off set when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority.

(g) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost consists of direct materials, direct labour, direct charges and appropriate production overheads where applicable and is determined on a weighted average basis or by specific identification. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to make the sale.

(h) INVESTMENTS

Investments in subsidiary and associated companies in the Company's financial statements are stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(o).

Investment in bond is stated at net present value of bond plus accreted interest and less redemption and any allowance that may be required for diminution in value. The accretion of interest on bond investment is recognised as interest income on the basis of their underlying yield.

Other non-current investments are stated at cost less allowance for diminution in value of investment to recognise any decline, other than a temporary decline in the value of the investment.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) FOREIGN CURRENCIES

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted dates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date. All exchange differences are included in the income statement.

Assets and liabilities of overseas subsidiary companies, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transaction. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiary companies are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiary companies are treated as assets and liabilities of the Group and translated at the exchange rate ruling at the date of the transaction.

The principal closing rates used in translation of foreign currency amounts are as follows:

	2006 RM	2005 RM
1 US Dollar	**3.67**	3.80
1 Singapore Dollar	**2.31**	2.24
1 Chinese Renminbi	**0.46**	0.46
1 Sterling Pound	**6.71**	6.83
1 Taiwan Dollar	**0.11**	0.11
1 Euro	**4.65**	4.57

(j) REVENUE RECOGNITION

Revenue of the Group consists of sale of goods and services rendered. Sale of goods and services rendered are recognised upon delivery of goods and customers' acceptance or performance of services net of returns, discounts and allowances.

Revenue of the Company consists of dividend income and is recognised where the shareholders' right to receive payment is established.

(k) RECEIVABLES

Receivables are carried at anticipated realisable value. Specific allowances are made for receivables, which have been identified as bad or doubtful. In addition, general allowances are made to cover possible losses, which are not specifically identified.

(l) PAYABLES

Payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(m) LEASES

Finance leases/hire purchase

A lease is recognised as finance lease if it transfers substantially to the Group the entire risks and rewards incidental to ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 2(d).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) LEASES (continued)

Operating leases

Leases of assets where significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognised as an expense in the income statement on a straight-line basis over the lease period.

(n) BORROWINGS

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost and any difference between net proceeds and redemption value is recognised in the income statement over the period of the borrowing using the effective yield method.

Borrowing costs incurred to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until the asset is ready for its intended use.

AMB Bonds, AMB Debts and SPV Debts are stated at net present value plus accreted interest and net of amortised issuance expenses and redemption. The accretion of interest on the bonds or debts is recognised as interest expenses on the basis of their underlying cash yield to maturity.

(o) IMPAIRMENT OF ASSETS

The carrying amounts of the assets, other than inventories, deferred tax assets and financial assets (other than investment in subsidiary and associated companies) are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying amounts of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

(p) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the respective accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interests, dividends, gains and losses relating to a financial instrument classified as liabilities are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(q) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as expenses in the financial year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

Defined contribution plans

The Group's contributions to defined contribution plans are charged to the income statement in the period to which they relate. Once the contributions have been paid, the Group has no further payment obligation.

Equity compensation benefits

The Group has in place an Executive Share Option Scheme for granting of share options to eligible executives and executive directors of the Group to subscribe for ordinary shares in the Company. The Group does not make a charge to the income statement in connection with share options granted. When such options are exercised, the nominal value of the shares subscribed for is credited to the share capital account and the balance of the proceeds net of any transaction costs, is credited to the share premium account.

(s) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash in hand and at bank, deposits with financial institutions (other than those earmarked for bonds redemption and debts repayment) and bank overdrafts.

3. REVENUE

Revenue consists of the following:

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Sale of goods	**518,208**	459,340	**-**	-
Fees from training courses and other services	**1,343**	1,360	**-**	-
Dividend income	**-**	-	**170**	255
	519,551	460,700	**170**	255

4. CONTINUING OPERATIONS

As disclosed in the previous financial year, the Company had on 31 January 2005 entered into a conditional Sale and Purchase of Shares Agreement ("SPA") with Lion Forest Industries Berhad ("LFIB") and Quay Class Ltd ("QCL"), a wholly-owned subsidiary company of LFIB, for the proposed disposal of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each in SB, including the assumption of the net inter-company balances due from the Group to SB, for a total consideration of RM225 million. The proposal was however not approved by the Securities Commission ("SC"). The SC had also rejected the Company's appeal on the SC's decision. In view thereof, the parties to the SPA had on 28 July 2006 terminated the SPA.

In view of the abovementioned, the comparative figures for revenue as at 30 June 2005 have been reclassified as follows:

	GROUP	
	As restated RM'000	As previously reported RM'000
Revenue		
- continuing operations	460,607	180,723
- discontinuing operation	-	279,884
- discontinued operation	93	93
	460,700	460,700

5. STAFF COSTS

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Salaries, wages and bonus	**36,451**	31,985	**171**	775
Defined contribution plans	**4,728**	4,859	**21**	87
Other staff related expenses	**6,958**	9,152	**32**	130
	48,137	45,996	**224**	992

Included in the staff costs of the Group and of the Company are the executive directors' remuneration as disclosed in Note 7(b) to the financial statements.

6. ALLOWANCE FOR LOSSES ON INVESTMENTS

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Allowances for losses:				
Impairment in value of investment in a subsidiary company	-	-	**300**	-
Impairment in value of investment in an associated company	-	4,076	-	-
	-	4,076	**300**	-

7. PROFIT FROM OPERATIONS

(a) Profit from operations is arrived at:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
After charging:				
Property, plant and equipment:				
- depreciation	23,441	22,156	467	766
- written off	604	4	-	-
Directors' remuneration	753	760	300	307
Auditors' remuneration:				
- current year	131	138	15	17
- over accrued in prior years	(4)	(18)	(2)	(15)
Rental of land and buildings	3,774	3,169	70	29
Allowance for doubtful receivables	391	1,039	2,377	-
Inventories written down	2,764	-	-	-
Lease rental	239	354	-	-
Loss on disposal of property, plant and equipment	176	-	186	-
Rental of machinery and equipment	97	92	-	-
Provision for:				
- advertising and sales promotion	3,170	1,034	-	-
- special price discounts and incentives	14,295	10,182	-	-
Amortisation of:				
- goodwill	734	734	-	-
- deferred expenditure	402	419	-	-
Bad receivables written off	192	-	192	-
Foreign exchange losses:				
- realised	525	742	-	-
And crediting:				
Rental income	-	100	-	-
Interest income from:				
- subsidiary companies	-	-	4,376	4,385
- Silverstone Sub-Bond	-	-	2,282	2,399
- ACB Bonds	4,753	4,691	4,753	4,691
- others	4,079	2,862	860	946
Allowance for doubtful receivables written back	1,730	2,169	536	448
Amortisation of negative goodwill	1,566	1,557	-	-
Bad receivables recovered	-	39	-	-
Gain on disposal of property, plant and equipment	-	2,502	-	28
Reversal of inventories written down	-	5,626	-	-
Foreign exchange gain:				
- unrealised	16,652	2,715	17,616	-
Dividend income from:				
- subsidiary companies	-	-	163	225
- investments quoted in Malaysia	7	30	7	30
- investments quoted outside Malaysia	18,009	1,359	-	-

7. PROFIT FROM OPERATIONS (continued)

(b) The Directors' remuneration is categorised as follows:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Executive Directors:				
- Salaries and other emoluments	**549**	555	**156**	162
- Fees	**23**	23	**20**	20
- Defined contribution plans	**73**	74	**21**	22
- Benefit-in-kind	**5**	5	**-**	-
	650	657	**197**	204
Non-Executive Directors:				
- Fees	**103**	103	**103**	103
Total	**753**	760	**300**	307

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of remuneration per annum

	GROUP		COMPANY	
	2006	2005	2006	2005
Executive Directors:				
- RM25,000 and below	**-**	-	**1**	1
- RM150,001 – RM200,000	**1**	1	**1**	1
- RM450,001 – RM500,000	**1**	1	**-**	-
Non-Executive Directors:				
- RM25,000 and below	**4**	4	**4**	4
- RM25,001 – RM50,000	**1**	1	**1**	1

8. FINANCE COSTS

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Interest expenses on:				
- subsidiary company balances	**-**	-	**2,630**	3,247
- term loans	**1,399**	2,040	**-**	-
- bank overdrafts	**312**	486	**19**	18
- AMB Bonds and SPV Debts	**21,747**	21,969	**6,300**	6,196
- AMB Debts	**-**	-	**16,406**	16,769
- others	**8,498**	8,030	**1,846**	1,845
	31,956	32,525	**27,201**	28,075

9. TAXATION

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Arising in Malaysia:				
Current year	**23**	99	**-**	-
Over accrued in prior years	**(40)**	(6)	**-**	-
Recovery of tax deducted at source on dividend received from subsidiary companies	**(46)**	-	**-**	-
Deferred tax relating to temporary differences (Note 29)	**3,189**	1,830	**-**	-
Share in taxation of associated companies	**(845)**	40	**-**	-
	2,281	1,963	**-**	-
Arising outside Malaysia:				
Current year	**40**	164	**-**	-
Under accrued in prior years	**1**	-	**-**	-
	2,322	2,127	**-**	-

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2005: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The income tax rates applicable to the subsidiary companies in China and Singapore are 12% to 27% (2005: 12% to 24%) and 20% (2005: 22%) respectively.

The reconciliation of average effective tax rate of the Group and of the Company with the statutory income tax rate of Malaysia are as follows:

	GROUP 2006 %	GROUP 2005 %	COMPANY 2006 %	COMPANY 2005 %
Income tax using Malaysian statutory income tax rate of 28% (2005: 28%)	**28**	(28)	**(28)**	(28)
Expenses not deductible for tax purposes	**138**	181	**288**	28
Effect of different tax rates in other countries	**(2)**	(7)	**-**	-
Income not subject to tax	**(137)**	(128)	**(260)**	-
Deferred tax assets not recognised	**5**	3	**-**	-
Utilisation of previously unrecognised tax losses	**(2)**	-	**-**	-
Average effective tax rate	**30**	21	**-**	-

10. EARNINGS/(LOSS) PER SHARE

Basic

Earnings/(Loss) per share is calculated by dividing the Group's net profit for the financial year of RM8.10 million (2005: net loss of RM12.36 million) by the weighted average number of shares in issue during the financial year of 338.55 million shares (2005: 338.54 million shares).

Diluted

For the purpose of calculating diluted earnings/(loss) per share, the net profit/(loss) for the financial year and the weighted average number of ordinary shares in issue during the financial year have been adjusted for the dilutive effects arising from the conversion of the redeemable cumulative convertible preference shares ("RCCPS") as follows:

	GROUP	
	2006 RM'000	**2005 RM'000**
Net profit/(loss) for the financial year	**8,096**	(12,362)
Interest saving (net of tax) from RCCPS conversion	**232**	232
Adjusted net profit/(loss) for the financial year	**8,328**	(12,130)
Weighted average number of ordinary shares in issue ('000)	**338,553**	338,535
Conversion of RCCPS ('000)	**28,558**	29,306
Adjusted weighted average number of ordinary shares in issue ('000)	**367,111**	367,841
Diluted earnings/(loss) per share (sen)	**2.3**	(3.7)

11. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land and buildings RM'000	Plant, machinery, moulds and assembly equipment RM'000	Furniture and equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
COST						
At 1 July 2005	130,096	380,727	24,256	8,259	20,475	563,813
Additions	481	4,363	1,865	197	23,080	29,986
Disposals	(1,218)	(61)	(326)	(350)	-	(1,955)
Exchange differences	52	50	1	2	12	117
Written off	(327)	(629)	(33)	(418)	-	(1,407)
Transfers	(507)	30,012	-	-	(29,505)	-
At 30 June 2006	128,577	414,462	25,763	7,690	14,062	590,554
ACCUMULATED DEPRECIATION						
At 1 July 2005	31,357	176,470	23,010	5,986	-	236,823
Charge for the financial year	3,094	18,246	1,427	674	-	23,441
Disposals	-	(60)	(326)	(350)	-	(736)
Exchange differences	11	22	1	1	-	35
Written off	(50)	(389)	(31)	(333)	-	(803)
Transfers	-	101	(73)	(28)	-	-
At 30 June 2006	34,412	194,390	24,008	5,950	-	258,760
NET BOOK VALUE						
At 30 June 2006	94,165	220,072	1,755	1,740	14,062	331,794
At 30 June 2005	98,739	204,257	1,246	2,273	20,475	326,990
Depreciation charge for the financial year ended 30 June 2005	4,161	15,709	1,972	314	-	22,156

11. PROPERTY, PLANT AND EQUIPMENT (continued)

COMPANY	Freehold land RM'000	Motor vehicles RM'000	Furniture and equipment RM'000	Total RM'000
COST				
At 1 July 2005	1,650	636	10,799	13,085
Disposals	(1,218)	(268)	(321)	(1,807)
At 30 June 2006	432	368	10,478	11,278
ACCUMULATED DEPRECIATION				
At 1 July 2005	-	636	10,220	10,856
Charge for the financial year	-	-	467	467
Disposals	-	(268)	(321)	(589)
At 30 June 2006	-	368	10,366	10,734
NET BOOK VALUE				
At 30 June 2006	432	-	112	544
At 30 June 2005	1,650	-	579	2,229
Depreciation charge for the financial year ended 30 June 2005	-	-	766	766

(a) Land and buildings of the Group are as follows:

GROUP	Freehold land RM'000	Long leasehold land RM'000	Short leasehold land RM'000	Buildings RM'000	Total RM'000
COST					
At 1 July 2005	1,650	5,098	10,409	112,939	130,096
Additions	-	-	104	377	481
Disposals	(1,218)	-	-	-	(1,218)
Exchange differences	-	-	11	41	52
Written-off	-	-	-	(327)	(327)
Transfers	-	-	-	(507)	(507)
At 30 June 2006	432	5,098	10,524	112,523	128,577
ACCUMULATED DEPRECIATION					
At 1 July 2005	-	-	5,094	26,263	31,357
Charge for the financial year	-	-	-	3,094	3,094
Exchange differences	-	-	6	5	11
Written-off	-	-	-	(50)	(50)
At 30 June 2006	-	-	5,100	29,312	34,412

11. PROPERTY, PLANT AND EQUIPMENT (continued)

GROUP	Freehold land RM'000	Long leasehold land RM'000	Short leasehold land RM'000	Buildings RM'000	Total RM'000
NET BOOK VALUE					
At 30 June 2006	**432**	**5,098**	**5,424**	**83,211**	**94,165**
At 30 June 2005	1,650	5,098	5,315	86,676	98,739
Depreciation charge for the financial year ended 30 June 2005	-	-	229	3,932	4,161

(b) The net book value of property, plant and equipment acquired under hire purchase are as follows:

GROUP	2006 RM'000	2005 RM'000
Motor vehicles	**458**	612

(c) Property, plant and equipment of certain subsidiary companies with carrying values totalling RM15.78 million (2005: RM248.60 million) have been charged to financial institutions as securities for credit facilities granted to the subsidiary companies.

12. SUBSIDIARY COMPANIES

	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Unquoted ordinary shares at cost	**263,807**	263,807
Accumulated impairment losses	**(8,124)**	(7,824)
	255,683	255,983
Unquoted preference shares at cost	**40,615**	40,615
Accumulated impairment losses	**(6,000)**	(6,000)
	34,615	34,615
Silverstone Sub-Bond - unquoted	**244,621**	242,339
Portion redeemable within one year	**(59,020)**	-
	185,601	242,339
Total	**475,899**	532,937

12. SUBSIDIARY COMPANIES (continued)

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2006 %	2005 %		Principal Activities
AMB Aerovest Limited*	British Virgin Islands	**100**	100	#	Investment holding
AMB Harta (L) Limited*	Malaysia	**100**	100		Treasury business
AMB Harta (M) Sdn Bhd	Malaysia	**100**	100		Managing of debts novated from Silverstone Corporation Berhad and certain of its subsidiaries pursuant to a debt restructuring exercise undertaken by Silverstone Corporation Berhad and certain of its subsidiaries
AMB Venture Sdn Bhd	Malaysia	**100**	100		Investment holding
Chrome Marketing Sdn Bhd	Malaysia	**100**	100	#	Investment holding
iMpression Worldwide Inc*	British Virgin Islands	**100**	100	#	Acquisition of patents, patent rights, copyrights, trademarks, formulas, licences, concessions, and granting of licences, or rights to use in respect of the same to any other person
Innovasi Istimewa Sdn Bhd	Malaysia	**100**	100		Investment holding
Innovasi Selaras Sdn Bhd	Malaysia	**100**	100		Investment holding
Lion Rubber Industries Pte Ltd*	Singapore	**70**	70	#	Investment holding
Lion Motor Sdn Bhd	Malaysia	**100**	100		Sale and distribution of motor vehicles
Lion Tyre Venture Sdn Bhd	Malaysia	**100**	100	#	Investment holding
Nanjing Jingyi Casting Co Ltd*	China	**60**	60	#	Manufacture of motorcycle cast iron parts
Range Grove Sdn Bhd	Malaysia	**100**	100	#	Investment holding
Silverstone Polymer Industries Sdn Bhd*	Malaysia	**100**	100	#	Retreading tyres
Seintasi Sdn Bhd	Malaysia	**100**	100	#	Investment holding

12. SUBSIDIARY COMPANIES (continued)

The subsidiary companies are: (continued)

Name of Company	Country of Incorporation	Holding in Equity 2006 %	2005 %		Principal Activities
Shanghai Silverstone Management Consulting Co Ltd*	China	**100**	100	#	Provision of management services
Silverstone Berhad*	Malaysia	**100**	100		Manufacture and sale of tyres, rubber compounds and other related rubber products
Silverstone Marketing Sdn Bhd*	Malaysia	**100**	100	#	Distribution of tyres, rubber compounds and other related rubber products
Silverstone Tyreplus Pty Ltd*	Australia	**100**	100	#	Dormant
Silverstone Tyre (S) Pte Ltd*	Singapore	**80**	80	#	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	**100**	100		Provision of training services
Willet Investment Pte Ltd*	Singapore	**70**	70	#	Investment holding
Wuxi Top Absorber Co Ltd*	China	**55**	55	#	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd*	China	**70**	70	#	Electroplating of motorcycle absorbers

Note: * Financial statements of subsidiary companies as at 30 June 2006 not audited by Ong Boon Bah & Co.

Holding in equity by subsidiary companies.

13. ASSOCIATED COMPANIES

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Unquoted investments - at cost	**204,918**	204,918	**19,293**	22,242
Quoted shares outside Malaysia - at cost	**80,325**	80,325	**-**	-
Accumulated impairment losses	**(40,005)**	(40,005)	**(10,324)**	(13,273)
	245,238	245,238	**8,969**	8,969
Share of post acquisition profits and reserves	**2,093**	6,805	**-**	-
	247,331	252,043	**8,969**	8,969
Market value of quoted shares outside Malaysia	**53,186**	51,727	**-**	-
Represented by:				
Share of net assets	**247,504**	252,227		
Negative goodwill	**(173)**	(184)		
	247,331	252,043		

The Group's share in results of certain associated companies has been recognised to the extent of their carrying amount of those investments. The cumulative and current year's unrecognised share of losses amounted to RM30.18 million (2005: RM28.18 million) and RM2.0 million (2005: RM4.04 million) respectively.

The Group did not equity account for the result of Lion Asiapac Limited ("LAP") as the investment is acquired and held exclusively with a view to be disposed of in the near future. An allowance for impairment loss was made to write down the investment to its recoverable value.

Investments in associated companies of the Group with carrying values totalling RM236.80 million (2005: RM240.92 million) have been charged as securities for the AMB Bonds and the SPV Debts issued by the Company and a subsidiary company respectively.

Details of associated companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2006 %	Holding in Equity 2005 %	Accounting Year End	Principal Activities
Hunan Changfa Automobile Engine Co Ltd	China	**50**	50	31 December	# Manufacture of automotive engine
Lion Asia Investment Pte Ltd	Singapore	**20**	20	30 June	# Investment holding

13. ASSOCIATED COMPANIES (continued)

Details of associated companies are as follows: (continued)

Name of Company	Country of Incorporation	Holding in Equity 2006 %	Holding in Equity 2005 %	Accounting Year End		Principal Activities
Lion Asiapac Limited	Singapore	**36.68**	36.68	30 June	#	Investment holding
Lion Suzuki Marketing Sdn Bhd	Malaysia	**-**	49	31 December		Sale and distribution of "Suzuki" motorcycles
Nanjing Jincheng Machinery Co Ltd	China	**47.73**	47.73	31 December	#	Manufacture of motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	Malaysia	**49**	49	31 December		Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd (Disposed of on 25 August 2006)	China	**40**	40	31 December	#	Research and development

Note: # Holding in equity by subsidiary companies.

Financial statements of all the associated companies were not audited by Ong Boon Bah & Co.

14. INVESTMENTS

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
At cost:				
Quoted shares in Malaysia	**38,713**	38,713	**38,709**	38,709
Allowance for diminution in value	**(17,191)**	(17,191)	**(17,191)**	(17,191)
	21,522	21,522	**21,518**	21,518
At cost:				
Unquoted shares outside Malaysia	**803**	803	**-**	-
At cost:				
Quoted shares outside Malaysia	**225**	225	**225**	225
Unquoted shares in Malaysia	**111**	111	**90**	90
Quoted warrants	**859**	859	**859**	859
Others	**781**	781	**573**	573
	1,976	1,976	**1,747**	1,747
ACB Bonds - unquoted	**102,610**	101,771	**102,610**	101,771
Portion redeemable within one year	**(27,717)**	(3,608)	**(27,717)**	(3,608)
	74,893	98,163	**74,893**	98,163
Total	**99,194**	122,464	**98,158**	121,428

14. INVESTMENTS (continued)

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Market value of shares:				
Quoted in Malaysia	**6,962**	8,654	**6,961**	8,653
Quoted outside Malaysia	**66**	45	**66**	45
Market value of warrants:				
Quoted in Malaysia	**64**	220	**64**	220
	7,092	8,919	**7,091**	8,918

The quoted warrants carry a right to subscribe for ordinary shares on the basis of one ordinary share for every one warrant held at the exercise price of RM2.60 per new share. The exercise period of the warrants has been extended from 10 December 2005 to 10 December 2006.

The ACB Bonds are received from Amsteel Corporation Berhad as part of the settlement of the inter-company balances pursuant to the Group Wide Restructuring Scheme implemented in 2003 ("GWRS").

Investments of the Group totalling RM123.15 million (2005: RM122.31 million) have been charged as securities for the AMB Bonds and the SPV Debts issued by the Company and a subsidiary company respectively.

15. DEFERRED EXPENDITURE

	GROUP 2006 RM'000	GROUP 2005 RM'000
Proprietary technology and patents - at cost	**14,650**	14,650
Accumulated amortisation	**(14,200)**	(13,798)
	450	852

16. GOODWILL

	GROUP 2006 RM'000	GROUP 2005 RM'000
Goodwill on consolidation - at cost	**18,345**	18,345
Accumulated amortisation	**(6,670)**	(5,936)
	11,675	12,409

17. INVENTORIES

	GROUP	
	2006	2005
	RM'000	RM'000
At cost:		
Raw materials	**22,123**	23,653
Finished goods	**49,102**	44,351
Parts and accessories	**12,087**	11,348
Work-in-progress	**6,941**	8,786
Goods in transit	**4,562**	6,612
	94,815	94,750
At net realisable value:		
Finished goods	**139**	3,291
Parts and accessories	**1,152**	1,156
	1,291	4,447
Total	**96,106**	99,197

Inventories of the Group with carrying values totalling RM56.19 million (2005: RM57.60 million) have been pledged to financial institutions for credit facilities.

18. TRADE AND OTHER RECEIVABLES

	GROUP		COMPANY	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Trade receivables	**98,395**	95,499	**2,394**	2,896
Allowance for doubtful receivables	**(9,112)**	(10,827)	**(2,147)**	(2,683)
	89,283	84,672	**247**	213
Other receivables, deposits and prepayments	**42,757**	50,536	**14,211**	14,722
Allowance for doubtful receivables	**(2,976)**	(2,600)	**(377)**	-
	39,781	47,936	**13,834**	14,722
Total	**129,064**	132,608	**14,081**	14,935

Included in other receivables, deposits and prepayments of the Group are amounts due from certain companies in which certain Directors have interest amounting to RM11.43 million (2005: RM8.46 million), prepayment for purchases of RM4.47 million (2005: RM3.30 million) and the balance of deferred proceeds receivable from the disposal of a subsidiary company totalling RM10.0 million (2005: RM13.45 million).

The Group's normal trade credit term ranges from 30 days to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposure to a single debtor or to groups of debtors.

19. AMOUNTS DUE FROM/(TO) SUBSIDIARY AND ASSOCIATED COMPANIES

Current

The amounts due from/(to) subsidiary and associated companies which arose mainly from inter-company purchases, inter-company advances and payments made on behalf are unsecured and have no fixed repayment terms. The amounts due from/(to) subsidiary companies bear a weighted average effective interest rate of 1.0% (2005: 1.0%) per annum and the amount due from a subsidiary company is net of allowance for doubtful receivables of RM2.0 million (2005: nil). The amounts due from/(to) associated companies are interest free.

Non current

The amount due to a subsidiary company arose mainly from the Company's investment in the Silverstone Sub-Bond, an instrument which confers upon the Company a contractual right to receive the proposed pre-determined yearly amount of cash flow from Silverstone Berhad under the GWRS. The amount is unsecured, repayable after one year and bears interest of 1.0% (2005: 1.0%) per annum.

20. DEPOSITS WITH FINANCIAL INSTITUTIONS

Included in the deposits with financial institutions of the Group and the Company are amounts totalling RM5.21 million (2005: RM6.46 million) and RM5.17 million (2005: RM1.30 million) respectively earmarked for redemption of the AMB Bonds and SPV Debts.

The deposits of the Group and the Company carry a weighted average effective interest rate as at balance sheet date of 2.1% (2005: 2.3%) and 2.8% (2005: 2.7%) per annum respectively, and have an average maturity of 61 days (2005: 61 days) and 7 days (2005: 7 days) respectively.

21. TRADE AND OTHER PAYABLES

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Trade payables	**68,563**	53,523	**264**	264
Other payables and accruals	**40,554**	34,383	**1,877**	2,296
Hire purchase liabilities (Note 28)	**152**	123	**-**	-
	109,269	88,029	**2,141**	2,560

The normal credit terms granted to the Group range from 30 days to 90 days.

22. PROVISIONS

GROUP	Warranties RM'000	Advertising and sales promotion RM'000	Special price discounts and incentives RM'000	Total RM'000
Balance at 1 July 2004	2,000	1,060	3,209	6,269
Additions during the financial year	-	1,034	10,182	11,216
Utilised during the financial year	-	(1,180)	(10,180)	(11,360)
Balance at 30 June 2005	**2,000**	**914**	**3,211**	**6,125**
Additions during the financial year	-	**3,170**	**14,295**	**17,465**
Utilised during the financial year	-	**(3,159)**	**(11,739)**	**(14,898)**
Balance at 30 June 2006	**2,000**	**925**	**5,767**	**8,692**

Provision for warranties

The Group estimates and provides liability for products under warranties by reference to historical trends in the level of repairs and replacements claimed.

Provision for advertising and sales promotion

Provision for advertising and sales promotion is recognised when the underlying products and services are contracted and committed.

Provision for special price discounts and incentives

Provision for special price discounts and incentives is recognised as and when the underlying products are sold.

23. SHORT TERM BORROWINGS

(a) Bank overdrafts

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Secured	**11,576**	13,237	**-**	-
Unsecured	**100**	201	**100**	201
	11,676	13,438	**100**	201

(b) Other borrowings

	GROUP	
	2006 RM'000	**2005 RM'000**
Secured:		
Bills payable	**43,135**	44,331
Revolving credits	**13,396**	13,645
Term loan - repayable within one year	**-**	7,180
Short term loan	**16,054**	-
	72,585	65,156
Unsecured:		
Bills payable	**25,442**	17,247
Short term loans	**23,894**	42,072
	121,921	124,475

The short term loan is secured against the land and buildings of a subsidiary company while the other secured borrowings of the Group are secured by way of floating charges over all present and future current assets of certain subsidiary companies. The Group has fully settled the term loan during the financial year and the property, plant and equipment that were pledged to the bank for the term loan have been discharged.

The range of interest rates for the respective borrowings are as follows:

	GROUP		COMPANY	
	2006 %	**2005 %**	**2006 %**	**2005 %**
Bank overdrafts	**5.8 – 10.3**	4.3 – 9.5	**10.3**	9.5
Bills payable	**5.8 – 8.4**	4.3 – 4.6	**-**	-
Revolving credits	**7.3 – 7.9**	4.0 – 7.8	**-**	-
Term loan	**4.0 – 8.3**	3.4 – 8.3	**-**	-
Short term loans	**3.0 – 5.9**	3.0 – 5.6	**-**	-

The major financial covenants of the secured banking facilities, except for the short term loan, are as follows:

(i) minimum level of ratio of the subsidiary company's consolidated earnings before interest, tax, depreciation and amortisation to the sum of interest, fees and all financing charges is 1.25.

(ii) minimum level of the subsidiary company's consolidated current ratio is 0.8.

(iii) minimum subsidiary company's consolidated tangible net worth is RM185 million.

(iv) Ratio of the subsidiary company's consolidated total liabilities and bank borrowings to the subsidiary company's consolidated tangible net worth is limited to 1.0 and 0.9 respectively.

As at 30 June 2006, the ratio in (ii) above has not been met. However, the lenders have continued to support the subsidiary company and waiver of non-compliance will be sought if necessary.

24. SHARE CAPITAL

	GROUP AND COMPANY	
	2006	2005
	RM'000	RM'000
Authorised:		
Ordinary shares of RM1.00 each		
At beginning and end of the financial year	**499,650**	499,650
Redeemable cumulative convertible preference shares of RM0.01 each		
At beginning and end of the financial year	**350**	350
Total authorised share capital	**500,000**	500,000
Issued and fully paid:		
Ordinary shares of RM1.00 each		
At beginning of the financial year	**338,535**	338,535
Issued during the financial year:		
Conversion of redeemable cumulative convertible preference shares of RM0.01 each	**748**	-
At end of the financial year	**339,283**	338,535

During the financial year, the issued and paid-up ordinary share capital of the Company was increased from RM338,535,410 divided into 338,535,410 ordinary shares of RM1.00 each to RM339,282,956 divided into 339,282,956 ordinary shares of RM1.00 each by the issue and allotment of 747,546 ordinary shares of RM1.00 each at RM1.10 per share pursuant to the conversion of 822,301 redeemable cumulative convertible preference shares ("RCCPS") of RM0.01 each by the tender of 822,301 RCCPS of RM0.01 each, for cancellation by the Company.

The new shares issued rank *pari passu* in all respects with the existing ordinary shares in the Company.

An Executive Share Option Scheme ("ESOS") for the benefit of eligible executive directors and executive employees of the Company was approved by the shareholders on 24 August 2005 and implemented on 1 September 2005.

The salient features and other terms of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed on a continuous full time basis for a period of not less than six months on the date of offer shall be eligible to participate in the ESOS.

(b) The aggregate number of options exercised and options offered and to be offered under the ESOS shall not exceed 15% of the issued and paid-up share capital of the Company at any one time during the duration of the ESOS subject to the following being complied with:

(i) not more than 50% of the shares available under the scheme shall be allocated, in aggregate, to executive directors and senior management; and

(ii) not more than 10% of the shares available under the scheme shall be allocated to any eligible executive who, either singly or collectively through persons connected with him or her (as defined in paragraph 1.01 of the Listing Requirements of Bursa Malaysia Securities Berhad), holds 20% or more of the issued and paid-up capital of the Company.

24. SHARE CAPITAL (continued)

(c) No options shall be granted for less than 100 ordinary shares nor more than the maximum allowable allotment and each grant of options shall be in multiples of 100 ordinary shares.

(d) The subscription price of each ordinary share under the ESOS shall be the weighted average market price of the shares for the 5 market days immediately preceding the date of offer on which the shares were traded with a discount of not more than 10%, or the par value of the shares, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

No options were granted pursuant to the ESOS during the financial year.

25. RESERVES

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Non-distributable:				
Share premium	**81,600**	81,525	**81,600**	81,525
Translation reserves	**55,633**	60,497	**-**	-
Negative goodwill	**33,613**	35,179	**-**	-
Capital reserves	**10,718**	10,704	**-**	-
Other reserves	**(1,384)**	-	**-**	-
	180,180	187,905	**81,600**	81,525
Accumulated losses	**(358,442)**	(366,524)	**(159,711)**	(157,756)
	(178,262)	(178,619)	**(78,111)**	(76,231)

Translation reserves comprise gain or loss on translation of net equity of foreign subsidiary companies and translation of net assets of foreign associated companies.

Capital reserves comprise mainly profit recorded by a subsidiary company incorporated to manage the Ringgit Malaysia debts under the GWRS.

26. REDEEMABLE CUMULATIVE CONVERTIBLE PREFERENCE SHARES

	GROUP AND COMPANY	
	2006	**2005**
	RM'000	**RM'000**
Issued and fully paid:		
Redeemable cumulative convertible preference shares ("RCCPS") of RM0.01 each		
At beginning of the financial year	**322**	322
Converted during the financial year	**(8)**	-
At end of the financial year	**314**	322
Share premium:		
At beginning of the financial year	**31,915**	31,915
Utilised during the financial year	**(815)**	-
At end of the financial year	**31,100**	31,915
Total	**31,414**	32,237

During the financial year, the RCCPS was reduced from RM322,367.88 divided into 32,236,788 RCCPS of RM0.01 each to RM314,144.87 divided into 31,414,487 RCCPS of RM0.01 each pursuant to the conversion of 822,301 RCCPS of RM0.01 each into 747,546 ordinary shares of RM1.00 each at the conversion price of RM1.10 per share by the tender of 822,301 RCCPS of RM0.01 each, for cancellation by the Company.

The main features of the RCCPS are as follows:

(i) The RCCPS may be converted into new ordinary and fully paid-up shares of RM1.00 each in Silverstone Corporation Berhad ("New Shares") at any time after the third anniversary up to and including the tenth anniversary of the date of issue of the RCCPS.

(ii) The Conversion Price of the RCCPS is fixed at RM1.10 per New Share to be satisfied solely by the tender of RCCPS by the Registered Holders for cancellation by the Company.

(iii) Unless converted into New Shares, the Company shall be obligated to redeem the RCCPS in cash at a sum equal to the aggregate of (a) their par value of RM0.01 each; (b) the premium paid thereon of RM0.99 each; and (c) the accumulated and unpaid preferential dividend (as described below) if any, 10 years from and inclusive of the date of issue of the RCCPS ("Redemption Date"). If any Registered Holder of the RCCPS shall fail or refuse to surrender the Certificate for such RCCPS or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by the Company in trust for such Registered Holder but without interest or further obligation whatsoever.

(iv) The RCCPS shall carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum, from the date of issue until the Redemption Date. Such rights to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the New Shares. Any declaration of the fixed preferential gross dividend of RM0.01 per RCCPS per annum shall be paid in cash and subject to the profits of the Company available for distribution.

(v) The RCCPS carry no right to vote at general meetings of the Company unless the general meeting is (a) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (b) for any resolution for the winding-up of the Company.

(vi) The Registered Holder of the RCCPS shall have no right to appoint any director to the Board of the Company or to participate in the management of the Company, but shall be entitled to attend meetings and receive all notices, audited accounts and reports which holders of ordinary shares in the Company are entitled to.

(vii) Save and except that the RCCPS shall rank in priority to all other classes of shares in the Company as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of the Company.

26. REDEEMABLE CUMULATIVE CONVERTIBLE PREFERENCE SHARES (continued)

(viii) The RCCPS may be transferred to persons (and their respective successors) within the following categories:

(a) all banks licensed under the Banking and Financial Institutions Act, 1989 or the Offshore Banking Act, 1990; or

(b) persons who are the first holders of the AMB Bonds issued by the Company or lenders of the SPV Debts issued by AMB Harta (L) Limited, both on 14 March 2003.

(ix) The RCCPS are not listed on Bursa Malaysia Securities Berhad ("Bursa Securities") or any other stock exchanges. The New Shares arising from the conversion of the RCCPS shall be listed on Bursa Securities.

27. BONDS AND DEBTS

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Non-current				
AMB Bonds - secured	**96,029**	120,484	**96,029**	120,484
SPV Debts - secured	**269,890**	298,704	**-**	-
AMB Debts - unsecured	**-**	-	**279,325**	307,923
	365,919	419,188	**375,354**	428,407
Current				
AMB Bonds - secured	**31,937**	5,090	**31,937**	5,090
SPV Debts - secured	**88,284**	82,448	**-**	-
AMB Debts - unsecured	**-**	-	**89,401**	85,960
	120,221	87,538	**121,338**	91,050
Total				
AMB Bonds - secured	**127,966**	125,574	**127,966**	125,574
SPV Debts - secured	**358,174**	381,152	**-**	-
AMB Debts - unsecured	**-**	-	**368,726**	393,883
	486,140	506,726	**496,692**	519,457

The bonds and debts are repayable over the following periods:

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Within one year	**120,221**	87,538	**121,338**	91,050
From one to five years	**317,283**	327,083	**320,941**	335,849
After five years	**48,636**	92,105	**54,413**	92,558
	486,140	506,726	**496,692**	519,457

On 14 March 2003, the Company ("SCB") has issued the following zero coupon redeemable secured bonds ("AMB Bonds") and debts ("AMB Debts"):

(i) RM98.594 million (present value as at the date of issue) Class B AMB Bonds, having a maturity date of 31 December 2008 as part of the settlement of debts;

(ii) RM39.032 million (present value as at the date of issue) Class C AMB Bonds, having a maturity date of 31 December 2011 as part of the settlement of debts;

27. BONDS AND DEBTS (continued)

(iii) RM276.890 million (present value as at the date of issue) Class B (a) AMB Debts, having a maturity date of 31 December 2008 as part of the security created for the SPV Debts;

(iv) RM92.163 million (present value as at the date of issue) Class B (b) AMB Debts, having a maturity date of 31 December 2008 as part of the security created for the SPV Debts; and

(v) RM109.620 million (present value as at the date of issue) Class C AMB Debts, having a maturity date of 31 December 2011 as part of the security created for the SPV Debts.

In addition, AMB Harta (L) Limited ("SPV"), a wholly-owned subsidiary company has also issued the following debts ("SPV Debts") on 14 March 2003:

(i) RM276.90 million (present value as at the date of issue) Class B (a) SPV Debts, having a maturity date of 31 December 2008 as part of the settlement of debts;

(ii) RM92.16 million (present value as at the date of issue) Class B (b) SPV Debts, having a maturity date of 31 December 2008 as part of the settlement of debts; and

(iii) RM109.62 million (present value as at the date of issue) Class C SPV Debts, having a maturity date of 31 December 2011 as part of the settlement of debts.

The Company has obtained the bondholders' and lenders' approval on 16 December 2004 and 4 January 2006 to defer the redemption/repayment of the following AMB Bonds and SPV Debts:

	Accumulated amount due on 31 December 2004 and due on 31 December 2005 deferred to 31 December 2007 Nominal amount
Class B AMB Bonds (RM'000)	33,069
Class B (a) SPV Debts (USD'000)	22,353
Class B (b) SPV Debts (USD'000)	16,580

The cash yield to maturity from 14 March 2003 to date of actual redemption of the above bonds and debts are as follows:

Class B AMB Bonds	4.75%
Class C AMB Bonds	4.75%
Class B (a) AMB Debts	4.25%
Class B (b) AMB Debts	4.25%
Class C AMB Debts	4.25%
Class B (a) SPV Debts	4.00%
Class B (b) SPV Debts	4.00%
Class C SPV Debts	4.00%

The AMB Bonds and SPV Debts are payable annually on 31 December of each calendar year. An additional 1.00% interest above the cash yields to maturity shall be charged on the portion delayed in redemption/repayment for AMB Bonds and SPV Debts.

Securities for the AMB Bonds and the SPV Debts

The Security Trustee holds the following securities for the benefit of the holders of the AMB Bonds and the SPV Debts:

(i) The assets included in the Proposed Divestment Programme ("PDP") for the Group. If there is an existing security on any such assets as at 14 March 2003 ("Existing Charge"), the Security Trustee will take a lower priority security interest.

(ii) The ACB Bonds and ACB Shares (comprising both debt to equity conversion shares and equity kicker shares) received by the Company (Note 14).

27. **BONDS AND DEBTS (continued)**

(iii) The CPB Inter-Co Repayment (amounts owing by Lion Diversified Holdings Berhad to the Group) receivable by the Company.

(iv) The Redemption Account held by the Company. The Redemption Account will capture the "Dedicated Cash Flows" held by the Company.

Dedicated Cash Flows mean cash flows from the following sources:

- net proceeds from the disposal of any assets in the PDP for the Group (other than the net proceeds set aside for the purpose of the Proposed Tender) over which there is no Existing Charge;
- proceeds from the redemption of the ACB Bonds and CPB Inter-Co Repayment;
- any Back-End Amount and Loyalty Payment received by the Company as a holder of ACB Bonds;
- any Loyalty Payment received by the Company from the CPB Inter-Co Repayment;
- subject to the proportions allocated to holders of the AMB Bonds and the SPV Debts, net proceeds from the disposal of any residual assets (other than assets in the PDP for the Group and net proceeds set aside for the purpose of the Proposed Tender);
- net proceeds from the disposal of 28.92 million ACB Shares received by the Company as debt to equity conversion shares pursuant to the Debt Restructuring Exercise of the Group;
- net proceeds from the disposal of 5.09 million ACB Shares attached to the ACB Bonds as equity kickers; and
- payment from Silverstone Sub-Bonds from year 2005 to 2011.

Note : ACB Bonds and ACB shares are received from Amsteel Corporation Berhad as part of the settlement of the inter-company balances under the GWRS.

(v) Investment in Silverstone Berhad

In relation to the AMB Bonds and the SPV Debts, SCB covenants, amongst others, that the Company will not, without the prior written consent of the Trustee,

(I) Indebtedness

Create, incur, assume, guarantee or permit to exist any indebtedness except such permitted indebtedness.

Permitted indebtedness means, at any time, any indebtedness for borrowed money incurred or assumed by the Company, any of its subsidiary companies, any scheme company and any security party in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of the Company, any of its subsidiary companies and any scheme company and any security party at the time of its incurrence does not exceed the following limits:

(a) where the total amounts for the redemption or purchase of the Bonds and the total amounts for the repayment or purchase of the SPV Debts paid by the Company and/or the SPV up to that time when the indebtedness is incurred or proposed to be incurred and the up-front cash payment made on 31 January 2003 ("Repaid Amount") is less than 50% of the aggregate outstanding nominal value of all the AMB Bonds and all the SPV Debts as at the issue date of the AMB Bonds, the limit shall be 20% of that Repaid Amount;

(b) where the Repaid Amount is equal to or exceeding 50% but less than 75% of the aggregate outstanding nominal value of all the AMB Bonds and all the SPV Debts as at the issue date of the AMB Bonds, the limit shall be 35% of that Repaid Amount; and

(c) where the total Repaid Amount is equal to or more than 75% of the aggregate outstanding nominal value of all the AMB Bonds and all the SPV Debts as at the issue date of the AMB Bonds, the limit shall be 50% of that Repaid Amount.

27. BONDS AND DEBTS (continued)

(II) Disposal of assets in the PDP

Dispose of assets/shares in the PDP if

(a) the realisable value of the asset is above RM5 million; and

(b) the disposal price is at a discount of 20% or more of the market value of the assets; or

(c) the sale of asset is to a related party.

(III) Disposal of residual assets

Dispose of assets not in the PDP if

(a) the disposal price is in excess of RM25 million or 20% of the audited consolidated net tangible assets ("NTA") of the Company, whichever is lower; and

(b) the disposal is at a discount of 20% or more of the market value of the asset.

(IV) Capital expenditure

Incur and/or cause its subsidiary companies (other than excluded companies) to incur any capital expenditure:

(a) for any new investment which is not within the core business of the Company or such subsidiary company as at the date of the Trust Deed; or

(b) exceeding 25% of the consolidated NTA of the Group.

28. DEFERRED LIABILITIES

	GROUP	
	2006	**2005**
	RM'000	**RM'000**
Hire purchase liabilities:		
Payable within one year	**159**	146
Payable between one and five years	**341**	452
	500	598
Finance charges	**(73)**	(91)
	427	507
Portion due within one year (Note 21)	**(152)**	(123)
	275	384

The hire purchase liabilities are repayable over the following periods:

	GROUP	
	2006	**2005**
	RM'000	**RM'000**
Due within one year	**152**	123
Due between one and five years	**275**	384
	427	507

The hire purchase liabilities carry interest rates of 2.95% to 8.3% (2005: 3.0% to 8.3%) per annum.

29. DEFERRED TAXATION

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Presented after appropriate offsetting as follows:				
Deferred tax assets	**19,804**	22,993	**-**	-
Deferred tax liabilities	**(377)**	(377)	**(377)**	(377)
	19,427	22,616	**(377)**	(377)
At beginning of the financial year	**22,616**	24,446	**(377)**	(377)
Net recognised in income statement:				
- capital allowances on property, plant and equipment	**(6,708)**	(7,258)	**-**	-
- unabsorbed capital allowances	**3,176**	4,381	**-**	-
- others	**343**	1,047	**-**	-
	(3,189)	(1,830)	**-**	-
At end of the financial year	**19,427**	22,616	**(377)**	(377)

	GROUP 2006 RM'000	GROUP 2005 RM'000
Deferred tax assets (before offsetting):		
- unabsorbed capital allowances	**45,673**	42,497
- unutilised tax losses	**670**	670
- others	**1,859**	1,516
	48,202	44,683
Offsetting	**(28,398)**	(21,690)
Deferred tax assets (after offsetting)	**19,804**	22,993

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Deferred tax liabilities (before offsetting):				
- capital allowances on property, plant and equipment	**(28,775)**	(22,067)	**(377)**	(377)
Offsetting	**28,398**	21,690	**-**	-
Deferred tax liabilities (after offsetting)	**(377)**	(377)	**(377)**	(377)

Deferred tax assets have not been recognised in respect of the following items (which have no expiry date):

	GROUP 2006 RM'000	GROUP 2005 RM'000
Unutilised tax losses	**87,738**	81,243
Unabsorbed capital allowances	**18,222**	16,025
Other temporary differences	**5,161**	5,650
	111,121	102,918

The unutilised tax losses and unabsorbed capital allowances carried forward are subject to agreement with the tax authorities.

30. SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant transactions undertaken with related parties, excluding those parties disclosed as related companies in the financial statements are as follows:

	GROUP 2006 RM'000	GROUP 2005 RM'000
(a) Sales of goods and services to:		
Amsteel Mills Sdn Bhd	**209**	126
Singa Logistics Sdn Bhd	**575**	547
KMA Marketing Sdn Bhd	**12,168**	11,561
Kinabalu Motor Assembly Sdn Bhd	**302**	251
Megasteel Sdn Bhd	**104**	115
Nanjing Jincheng Machinery Co Ltd (an associated company)	**53,005**	45,871
(b) Purchase of goods and services from:		
Secom (Malaysia) Sdn Bhd	**174**	148
Posim Petroleum Marketing Sdn Bhd	**445**	539
KMA Marketing Sdn Bhd	**6,460**	1,634
Kinabalu Motor Assembly Sdn Bhd	**868**	1,668
(c) Rental expense payable to:		
KMA Marketing Sdn Bhd	**138**	138
Sepang Education Centre Sdn Bhd	**112**	112

KMA Marketing Sdn Bhd, Kinabalu Motor Assembly Sdn Bhd and Megasteel Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

Posim Petroleum Marketing Sdn Bhd is a subsidiary company of Lion Forest Industries Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

Singa Logistics Sdn Bhd and Secom (Malaysia) Sdn Bhd are subsidiary companies of Amsteel Corporation Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

Amsteel Mills Sdn Bhd and Sepang Education Centre Sdn Bhd are subsidiary companies of Lion Industries Corporation Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

31. COMMITMENTS

As at the end of the financial year, the Group has the following capital commitments:

	GROUP 2006 RM'000	GROUP 2005 RM'000
Capital expenditure for property, plant and equipment:		
- approved and contracted for	**13,060**	9,161
- approved but not contracted for	**45,137**	184
	58,197	9,345

32. SEGMENTAL INFORMATION - GROUP

The Group is organised into two major business segments:

(i) Tyre - Manufacture, sale and distribution of tyres, retreading tyres, rubber compounds and other related rubber products.

(ii) Motor - Manufacturing of motorcycle parts and accessories, electroplating of motorcycle absorbers, sales and distribution of motor vehicles.

Other business segments include investment holding, treasury business and provision of training services.

The Directors are of the opinion that all inter-segment transactions have been established on term and conditions that are not materially different from those obtainable in transactions with unrelated parties.

(a) Business segments

2006	Motor RM'000	Tyre RM'000	Others RM'000	Elimination RM'000	Group RM'000
Revenue					
External	197,705	320,724	1,122	-	519,551
Inter-segment	74	544	39	(657)	-
Total revenue	197,779	321,268	1,161	(657)	519,551
Results					
Segment results	(3,121)	7,174	31,065	-	35,118
Interest income					8,832
Profit from operations					43,950
Finance costs					(31,956)
Share in results of associated companies	(4,370)	-	-	-	(4,370)
Profit before taxation					7,624
Taxation					(2,322)
Profit after taxation					5,302
Minority interests					2,794
Net profit for the financial year					8,096
Assets					
Segment assets	206,780	648,737	90,535	(328,393)	617,659
Investment in associated companies	247,331	-	-	-	247,331
Unallocated corporate assets					146,870
					1,011,860
Liabilities					
Segment liabilities	93,766	57,773	294,775	(328,393)	117,921
Unallocated corporate liabilities					652,141
					770,062
Other information					
Capital expenditure	6,137	23,842	7	-	29,986
Depreciation	6,207	16,730	504	-	23,441
Amortisation	402	(1,566)	734	-	(430)
Other non-cash expenses	338	20,498	756	-	21,592

32. SEGMENTAL INFORMATION - GROUP (continued)

(a) Business segments (continued)

2005	Motor RM'000	Tyre RM'000	Others RM'000	Elimination RM'000	Group RM'000
Revenue					
External	179,744	279,884	1,072	-	460,700
Inter-segment	7	986	46	(1,039)	-
Total revenue	179,751	280,870	1,118	(1,039)	460,700
Results					
Segment results	10,563	7,524	(2,697)	-	15,390
Gain on disposal of subsidiary and associated companies					11,474
Interest income					7,553
Profit from operations					34,417
Finance costs					(32,525)
Share in results of associated companies	(11,806)	-	-	-	(11,806)
Loss before taxation					(9,914)
Taxation					(2,127)
Loss after taxation					(12,041)
Minority interests					(321)
Net loss for the financial year					(12,362)
Assets					
Segment assets	189,528	643,368	105,419	(323,985)	614,330
Investment in associated companies	252,043	-	-	-	252,043
Unallocated corporate assets					149,329
					1,015,702
Liabilities					
Segment liabilities	78,691	48,399	291,195	(323,985)	94,300
Unallocated corporate liabilities					677,883
					772,183
Other information					
Capital expenditure	37,897	11,785	559	-	50,241
Depreciation	4,235	17,107	814	-	22,156
Amortisation	419	(1,557)	734	-	(404)
Other non-cash expenses	7	12,253	4,075	-	16,335

32. SEGMENTAL INFORMATION - GROUP (continued)

(b) Geographical Segments

The Group's operations are mainly located in Malaysia and China. In Malaysia, its home country, the Group's business operations are principally in the manufacture and sale of "Silverstone" tyres, sale and distribution of motor vehicles, provision of training services and investments holding. In China, its business operations are principally in the manufacture of motorcycle parts and accessories and electroplating of motorcycle absorbers.

Other geographical areas are Australasia, Europe, Middle East, Africa and Asia where the "Silverstone" tyres are exported to, and of which none are of a sufficient size to be reported separately.

	Revenue from External Customers		Total Assets		Capital Expenditure	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Malaysia	**265,731**	237,806	**579,396**	574,659	**24,130**	12,937
China	**157,302**	145,002	**428,009**	419,495	**5,856**	37,304
Others	**96,518**	77,892	**4,455**	21,548	**-**	-
	519,551	460,700	**1,011,860**	1,015,702	**29,986**	50,241

33. CASH FLOW STATEMENTS

(a) Adjustments for non-cash items, interests and dividend:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Property, plant and equipment:				
- depreciation	**23,441**	22,156	**467**	766
- written off	**604**	4	**-**	-
- loss/(gain) on disposal	**176**	(2,502)	**186**	(28)
Interest expenses	**31,956**	32,525	**27,201**	28,075
Interest income	**(8,832)**	(7,553)	**(12,271)**	(12,421)
Amortisation of:				
- goodwill	**734**	734	**-**	-
- deferred expenditure	**402**	419	**-**	-
- negative goodwill	**(1,566)**	(1,557)	**-**	-
Inventories written down	**2,764**	-	**-**	-
Allowance for:				
- doubtful receivables	**391**	1,039	**2,377**	-
- doubtful receivables written back	**(1,730)**	(2,169)	**(536)**	(448)
Bad receivables written off	**192**	-	**192**	-
(Gain)/Loss on disposal of subsidiary and associated companies	**-**	(11,474)	**-**	1,453
Share in results of associated companies	**4,370**	11,806	**-**	-
Impairment in value of investment in an associated/subsidiary company	**-**	4,076	**300**	-
Provision for:				
- advertising and sales promotion	**3,170**	1,034	**-**	-
- special price discounts and incentives	**14,295**	10,182	**-**	-
Unrealised foreign exchange gain	**(16,652)**	(2,715)	**(17,616)**	-
Reversal for inventories written down	**-**	(5,626)	**-**	-
Dividend income	**(18,016)**	(1,389)	**(170)**	(255)
	35,699	48,990	**130**	17,142

33. CASH FLOW STATEMENTS (continued)

(b) Purchase of property, plant and equipment:

During the previous financial year, the Group acquired property, plant and equipment with an aggregate cost of RM50.24 million of which RM0.31 million was acquired by means of hire purchase and RM0.43 million of the land was acquired by means of contra against trade receivables. Cash payments of RM49.50 million were made to purchase other property, plant and equipment.

(c) Summary of effects on disposal of subsidiary companies in the previous financial year:

	GROUP 2005 RM'000
Property, plant and equipment	111
Trade and other receivables	377
Cash and bank balances	173
Trade and other payables	(2,134)
Net liabilities disposed of	(1,473)
Transfer from translation reserve and other reserves	12,954
Gain on disposal	11,474
Total cash consideration	22,955
Reclassification to receivables	(11,494)
Cash and cash equivalents of subsidiary companies disposed of	(173)
Net cash inflow	11,288

(d) Cash and cash equivalents at end of the financial year:

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Cash and bank balances	**30,683**	26,042	**890**	726
Deposits with financial institutions	**16,281**	11,770	**4,719**	2,722
Short term borrowings				
- bank overdrafts (Note 23 (a))	**(11,676)**	(13,438)	**(100)**	(201)
	35,288	24,374	**5,509**	3,247
Deposits earmarked for AMB Bonds redemption and SPV Debts repayment (Note 20)	**(5,211)**	(6,464)	**(5,170)**	(1,301)
	30,077	17,910	**339**	1,946

34. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its risks. The Group operates within clearly defined guidelines on financial risk management and it is not the Group's policy to engage in speculative transactions.

The main areas of financial risks faced by the Group and the policy in respect of the major areas of treasury activity are set out as follows:

(a) Foreign Currency Risk

The Group's exposure to currency risks is mainly in US Dollar. The Group attempts to limit its exposure in foreign currency by entering into forward contracts wherever possible.

The financial assets and financial liabilities of the Group that are not denominated in their functional currencies are as follows:

	Chinese Renminbi RM'000	US Dollar RM'000	Sterling Pound RM'000	Euro RM'000	Others RM'000	Total RM'000
As at 30 June 2006						
Functional currency						
Trade and other receivables						
Ringgit Malaysia	9,958	3,359	180	1,184	-	14,681
Chinese Renminbi	-	6,998	-	-	-	6,998
Cash and bank balances						
Chinese Renminbi	-	1,693	-	-	-	1,693
Trade and other payables						
Ringgit Malaysia	-	2,578	7	-	7,469	10,054
Bonds and debts						
Ringgit Malaysia	-	358,174	-	-	-	358,174
Borrowings						
Ringgit Malaysia	-	5,446	-	-	-	5,446
Singapore Dollar	-	23,894	-	-	-	23,894

34. FINANCIAL INSTRUMENTS (continued)

(a) Foreign Currency Risk (continued)

	Chinese Renminbi RM'000	US Dollar RM'000	Sterling Pound RM'000	Euro RM'000	Others RM'000	Total RM'000
As at 30 June 2005						
Functional currency						
Trade and other receivables						
Ringgit Malaysia	13,445	12,834	1,883	6,858	-	35,020
Chinese Renminbi	-	4,055	-	-	-	4,055
Cash and bank balances						
Chinese Renminbi	-	4,291	-	-	-	4,291
Trade and other payables						
Ringgit Malaysia	-	8,220	17	63	58	8,358
Bonds and debts						
Ringgit Malaysia	-	381,152	-	-	-	381,152
Borrowings						
Ringgit Malaysia	-	6,794	-	-	-	6,794
Singapore Dollar	-	24,659	-	-	-	24,659

(b) Interest Rate Risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and deposits. Interest rates of the Group's borrowings are managed through fixed and floating rates. Investments in financial assets are short term in nature and are mostly placed as deposits with licensed financial institutions.

(c) Credit Risk

Credit risk or the risk of counterparties defaulting, is controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored via strict limitation of the Group's associations to mainly business partners with high creditworthiness. Receivables are monitored on an ongoing basis via Group management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

(d) Market risk

The Group has in place policies to manage the Group's exposure to fluctuation in the prices of the key raw materials used in the operations through close monitoring and buying ahead in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Group manages disposal of its investments to optimise returns on realisation.

(e) Liquidity and cash flow risks

The Group actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of overall prudent liquidity management, the Group endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

34. FINANCIAL INSTRUMENTS (continued)

Fair values

The carrying amounts of financial assets and liabilities of the Group and the Company as at the end of the financial year approximated their fair values except as set out below:

	GROUP		COMPANY	
	Carrying amount RM'000	Fair value RM'000	Carrying amount RM'000	Fair value RM'000
2006				
Financial assets				
Investment in quoted shares	**21,747**	**7,028**	**21,743**	**7,027**
Investment in quoted warrants	**859**	**64**	**859**	**64**
Other investments	**1,695**	**#**	**663**	**#**
Financial liabilities				
Redeemable cumulative convertible preference shares	**31,414**	**26,314**	**31,414**	**26,314**
2005				
Financial assets				
Investment in quoted shares	21,747	8,699	21,743	8,698
Investment in quoted warrants	859	220	859	220
Other investments	1,695	#	663	#
Financial liabilities				
Redeemable cumulative convertible preference shares	32,237	25,257	32,237	25,257

It is not practical to estimate the fair values of the Group's other investments because of the lack of market information and the inability to estimate fair value without incurring excessive costs. However, the Group does not expect the carrying amounts to be significantly different from recoverable amounts.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(i) Cash and cash equivalents, trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(ii) Quoted investments

The fair value of quoted shares is determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date.

The Directors are of the opinion that the excess of carrying amount of the quoted investments over their fair value at the balance sheet date is temporary in nature as the fair value of the net assets of the investee companies are not significantly different from the carrying amount of these quoted investments.

(iii) Investment in unquoted bonds

The fair value of the unquoted bonds has been determined by discounting the relevant cash flows using current interest rate for similar instrument at balance sheet date.

34. FINANCIAL INSTRUMENTS (continued)

Fair values (continued)

(iv) Amounts due from/(to) subsidiary and associated companies

It is not practical to estimate the fair values of amounts due from/(to) subsidiary and associated companies due principally to the lack of fixed repayment terms between the parties involved and without incurring excessive costs. However, the Group does not anticipate the carrying amounts recorded at the balance sheet date to be significantly different from the values that would eventually be received or settled.

(v) Borrowings

The carrying amounts of short term borrowings approximate fair values because of the short maturity period.

(vi) Redeemable cumulative convertible preference shares ("RCCPS")

The fair value is estimated by discounting the future cash flows of preference shares on the assumption that preference dividend will be declared every year and the RCCPS will be fully redeemed at par of RM0.01 per share with a premium of RM0.99 per RCCPS, 10 years from the date of issue of the RCCPS, based on the current market rate available to the Group for borrowing with similar maturity profile.

35. CORPORATE INFORMATION

(a) The Company is a public limited liability company, incorporated and domiciled in Malaysia and listed on the Main Board of Bursa Malaysia Securities Berhad.

(b) The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur and its principal place of business is located at Lot 1, Jalan Waja, Bukit Raja Industrial Estate, 41050 Klang, Selangor Darul Ehsan.

(c) The principal activity of the Company is investment holding.

(d) Number of employees

	GROUP		COMPANY	
	2006	**2005**	**2006**	**2005**
Total number of employee as at the end of the financial year	**2,364**	2,106	**1**	2

(e) The financial statements have been approved by the Board of Directors for issuance on 25 September 2006.

36. SIGNIFICANT EVENTS

The Securities Commission had on 7 February 2006 rejected the appeal by the Company on the following proposals:

(i) Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP") to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), comprising 148,750,644 ordinary shares of SGD0.10 each and 148,750,644 warrants in LAP, for a total consideration of SGD32,725,142, to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to the Company at an issue price of RM1.31 per share ("Proposed Disposal of LAP");

(ii) Proposed disposal of the Company's entire 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balance, due from the Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to the Company at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments ("Proposed Disposal of SB"); and

(iii) Proposed restricted offer for sale of the SB Consideration Shares to the eligible minority shareholders of the Company ("Proposed ROFS") and/or proposed placement of the SB Consideration Shares to the members of the public ("Proposed Placement").

In relation thereto:

(i) the conditional Sale and Purchase of Shares Agreement ("SPA") in relation to the Proposed Disposal of LAP was terminated on 24 February 2006; and

(ii) the conditional SPA in relation to the Proposed Disposal of SB was terminated on 28 July 2006.

Consequently, the Company did not proceed with the Proposed ROFS and the Proposed Placement which were conditional upon the Proposed Disposal of SB.

STATEMENT BY THE DIRECTORS

We, **PHANG WAI YEEN** and **NGAN YOW CHONG**, being two of the Directors of **SILVERSTONE CORPORATION BERHAD**, do hereby state that, in the opinion of the Directors, the financial statements set out on page 31 to 77 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2006 and of the results and cash flows of the Group and of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the Directors dated 25 September 2006.

PHANG WAI YEEN
Managing Director

NGAN YOW CHONG
Executive Director

Kuala Lumpur

STATUTORY DECLARATION

I, **PHANG WAI YEEN**, the Director primarily responsible for the financial management of **SILVERSTONE CORPORATION BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 31 to 77 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named **PHANG WAI YEEN** at Kuala Lumpur in the Federal Territory on 25 September 2006.

PHANG WAI YEEN

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF SILVERSTONE CORPORATION BERHAD

We have audited the financial statements set out on pages 31 to 77. These financial statements are the responsibility of the Company's Directors. Our responsibility is to form an independent opinion, based on our audit, on these financial statements and to report our opinion, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the content of this report.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

(ii) the state of affairs of the Group and of the Company as at 30 June 2006 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of subsidiary companies of which we have not acted as auditors are indicated in Note 12 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Section 174 (3) of the Act.

Without qualifying our opinion, we draw attention to Note 1(b) to the financial statements concerning the portion of AMB Bonds and SPV Debts of the Group that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet its obligations.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

LIM KOK BENG
588/02/07(J)
Partner of the Firm

Kuala Lumpur

25 September 2006

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2006

Location	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM'000)	Date of Acquisition/ Valuation
Lot No. 273 Mukim Teluk Panglima Garang Kuala Langat Selangor	Freehold	0.72 hectares	Land	Vacant	432	30.06.2005
Lot 5831, Kamunting Industrial Estate II 34600 Kamunting Perak	Leasehold 01.10.2088	12 hectares	Land and building	Office, factory and warehouse 15	51,746	March 2003
Lengkungan Perusahaan Kamunting 3 Kawasan Perusahaan Kamunting Raya 34600 Kamunting Perak	Leasehold 14.10.2097	4.07 hectares	Land and building	Office, factory and warehouse 8	6,867	March 2003
No. 38, Nanjing Shimenkan Zhengao Qiaocun Jiangsu, China	Leasehold 01.06.2048	40,112 sq metres	Industrial land and building	Office, factory and warehouse 9 - 12	14,628	24.12.1995
281, Xicheng Road Wuxi, Jiangsu China	Leasehold 18.06.2035	28,039 sq metres	Industrial land and building	Office, factory and warehouse 8	3,784	19.06.1997
No. 2, Wuxi Xin Qu Xi Kun Bei Road Wuxi, Jiangsu China	Leasehold 30.12.2049	66,010 sq metres	Industrial land and building	Office, factory and warehouse 2	16,700	20.06.2003

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America, a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is SVTOY and its CUSIP number is 828457101.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 September 2006, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

MATERIAL CONTRACT

INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 and the Supplemental Agreement dated 19 April 2005 among the Company, Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), and LFIB, all of which are companies wherein certain Directors and major shareholders of the Company have an interest, for the disposal by the Company of its entire equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to QCL, including the assumption by QCL of the net inter-company balances owing by the Company, its subsidiaries and associated companies to SB as at the completion date, for a total consideration of RM225,000,000.00 to be satisfied by the issuance of 26,500,000 new ordinary shares of RM1.00 each in LFIB to the Company at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000.00 to be settled by way of deferred cash payments by QCL in the following manner:

(a) RM20,000,000.00 on or before 15 December 2006;
(b) RM35,000,000.00 on or before 15 December 2007;
(c) RM35,000,000.00 on or before 15 December 2008; and
(d) RM62,390,000.00 on or before 15 December 2009

Upon receiving the SB Consideration Shares, the Company proposes to dispose of all the SB Consideration Shares by way of a proposed restricted offer for sale to the eligible minority shareholders of the Company (other than Tan Sri William H.J. Cheng and persons connected with him) and/or proposed placement to members of the public.

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 September 2006

		Class of Shares	
		Ordinary	Preference
Par Value	:	RM1.00 each	RM0.01 each
Authorised Share Capital	:	RM499,650,000	RM350,000
Issued and Paid-up Capital	:	RM340,046,086	RM305,750.44
Voting Rights	:	One (1) vote per ordinary share	No voting right

Distribution of Shareholdings as at 15 September 2006

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	1,786	14.21	103,823	0.03
100 to 1,000	6,370	50.67	2,883,894	0.85
1,001 to 10,000	3,436	27.33	12,202,609	3.59
10,001 to 100,000	801	6.37	25,097,717	7.38
100,001 to less than 5% of issued shares	177	1.41	190,074,580	55.90
5% and above of issued shares	2	0.01	109,683,463	32.25
	12,572	100.00	340,046,086	100.00

Substantial Shareholders as at 15 September 2006

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
1. Tan Sri William H.J. Cheng	6,000	0.002	200,155,509	58.86
2. Datuk Cheng Yong Kim	1,963	0.0006	199,569,944	58.69
3. Lion Realty Pte Ltd	-	-	199,494,817	58.67
4. Lancaster Trading Company Limited	311,903	0.09	27,994,023	8.23
5. Utara Enterprise Sdn Bhd	-	-	27,994,023	8.23
6. William Cheng Sdn Bhd	238,248	0.07	27,994,023	8.23
7. Lion Holdings Sdn Bhd	20,021,180	5.89	7,972,843	2.34
8. Lion Development (Penang) Sdn Bhd	-	-	171,500,794	50.43
9. Horizon Towers Sdn Bhd	80,172	0.02	171,420,622	50.41
10. Umatrac Enterprises Sdn Bhd	61,749,586	18.16	-	-
11. Lion Corporation Berhad	2,700	0.0008	171,417,922	50.41
12. Amsteel Corporation Berhad	98,151,977	28.86	61,749,586	18.16
13. Timuriang Sdn Bhd	-	-	61,749,586	18.16
14. LDH (S) Pte Ltd	-	-	171,420,622	50.41
15. Lion Diversified Holdings Berhad	-	-	171,420,622	50.41
16. Amsteel Mills Sdn Bhd	11,349,148	3.34	160,071,474	47.07
17. Steelcorp Sdn Bhd	-	-	171,420,622	50.41
18. LLB Steel Industries Sdn Bhd	-	-	171,420,622	50.41
19. Lion Industries Corporation Berhad	-	-	171,420,622	50.41

Directors' Interests in Shares in the Company and its Related Companies as at 15 September 2006

The Directors' interests in shares in the Company and its related companies as at 15 September 2006 are as follows:

	Nominal Value Per Ordinary Share	Direct Interest		Indirect Interest	
		No. of Shares	% of Shares	No. of Shares	% of Shares
The Company					
Tan Sri William H.J. Cheng	RM1.00	6,000	*	200,155,509	58.86
Phang Wai Yeen	RM1.00	1,252,824	0.37	-	-
Tan Sri Dato' Jaffar bin Abdul	RM1.00	220	*	-	-
Datuk Cheng Yong Kim	RM1.00	1,963	*	199,569,944	58.69
Eow Kwan Hoong	RM1.00	120,391	0.04	-	-

Related Companies

Indirect Interest	**No. of Shares**	**% of Shares**
Tan Sri William H.J. Cheng		
Datuk Cheng Yong Kim		
Lion Rubber Industries Pte Ltd	10,000,000	100.00
Willet Investment Pte Ltd	45,954,450	100.00

	Investment (USD)	**% holding**
Tan Sri William H.J. Cheng		
Datuk Cheng Yong Kim		
Nanjing Jingyi Casting Co Ltd	6,750,000	60.00
Wuxi Puhua Electroplating Co Ltd	1,435,000	70.00
Wuxi Top Absorber Co Ltd	6,600,000	55.00

	No. of Shares	**% of Shares**
Tan Sri William H.J. Cheng		
Silverstone Tyre (S) Pte Ltd	31,750,100	100.00
Datuk Cheng Yong Kim		
Silverstone Tyre (S) Pte Ltd	24,400,080	80.00

Notes:

* *Negligible*

Other than as disclosed above, the Directors of the Company do not have any other interest in shares in the Company or its related companies.

Thirty Largest Registered Shareholders as at 15 September 2006

Registered Shareholders	No. of Shares	% of Shares
1. Amsteel Corporation Berhad	71,588,225	21.05
2. HLG Nominee (Tempatan) Sdn Bhd P&O Capital Sdn Bhd for Umatrac Enterprises Sdn Bhd	38,095,238	11.20
3. Merchant Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Lion Holdings Sdn Bhd	14,571,949	4.29
4. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B4)	14,392,500	4.23
5. Lembaga Tabung Angkatan Tentera	13,483,429	3.97
6. HDM Nominees (Tempatan) Sdn Bhd DBS Bank Labuan Branch for Amsteel Corporation Berhad	12,211,331	3.59
7. AMMB Nominees (Tempatan) Sdn Bhd AmTrustee Berhad for Amsteel Mills Sdn Bhd (7/974-1)	11,349,148	3.34
8. HDM Nominees (Asing) Sdn Bhd DBS Bank Ltd	6,965,367	2.05
9. Mayban Nominees (Tempatan) Sdn Bhd Newcom International Limited for Lion Holdings Sdn Bhd (230518)	5,755,000	1.69
10. Tirta Enterprise Sdn Bhd	5,273,437	1.55
11. Malaysian Trustees Berhad Silverstone Scheme	5,222,889	1.54
12. AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amsteel Corporation Berhad (BK 6/303-4)	4,917,414	1.45
13. Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Amsteel Corporation Berhad (MB 39A)	4,465,915	1.31
14. Kwan Sow Tung @ Kwan Sau Tung	4,358,233	1.28
15. AMMB Nominees (Tempatan) Sdn Bhd AmInternational (L) Ltd for Amsteel Corporation Berhad (6/304-2)	3,486,997	1.03
16. Gan Seong Liam	3,459,900	1.02
17. Tidycorp Holdings Limited	3,417,873	1.01
18. RC Nominees (Asing) Sdn Bhd BNP Paribas (Labuan Branch)	3,291,214	0.97
19. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B3)	2,982,877	0.88
20. HDM Nominees (Tempatan) Sdn Bhd P&O Capital Sdn Bhd for Umatrac Enterprises Sdn Bhd	2,790,000	0.82
21. Tan Onn Poh	2,574,414	0.76
22. Citigroup Nominees (Asing) Sdn Bhd CBHK for Standard Merchant Bank (Asia) Limited (Std BK Asia Ltd)	2,321,635	0.68
23. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B2)	2,111,571	0.62
24. Chua Ching Geh	1,879,800	0.55
25. Lee Boon Yeow Prudential Assurance Malaysia Berhad	1,800,000	0.53
26. Teh Kok Seng	1,800,000	0.53
27. Joseph Wong @ Wong Kam Fun	1,700,000	0.50
28. Chee Kim Hoon	1,641,074	0.48
29. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B5)	1,577,400	0.46
30. ABB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amsteel Corporation Berhad (L-Recovery)	1,482,095	0.44

OTHER INFORMATION

(I) NON-AUDIT FEES

The amount of non-audit fees paid to external auditors for the financial year was RM75,000.

(II) SECURITIES CONVERTED DURING THE FINANCIAL YEAR

During the financial year ended 30 June 2006, a total of 822,301 redeemable cumulative convertible preference shares of RM0.01 each were cancelled by the Company and converted into 747,546 ordinary shares of RM1.00 each at RM1.10 per share.

(III) RECURRENT RELATED PARTY TRANSACTIONS

The aggregate value of transactions concluded during the financial year ended 30 June 2006 were as follows:

Nature of Recurrent Transactions	Related parties	Amount RM'000
(a) Motor vehicles related		
(i) The sale of motor vehicles	Lion Diversified Holdings Berhad Group [1]	91
	Lion Corporation Berhad Group ("LCB Group") [1]	12,002
(ii) The purchase of spare parts, tyres, plastic parts, diesel, lubricants oil, component parts and related products	Lion Forest Industries Berhad Group ("LFIB Group") [1]	118
	LCB Group [1]	273
(iii) The purchase of motor vehicles	LCB Group [1]	6,187
(iv) The provision of service of motor vehicles and sale of spare parts	LCB Group [1]	181
(v) The obtaining of services of assembly of motor vehicles	LCB Group [1]	868
(vi) The sale of motorcycle cast iron parts and absorbers	Jincheng Group Co Ltd Group ("Jincheng Group") [2]	53,005
(b) Tyres		
(i) The sale of tyres, rubber compounds and related products and services	Amsteel Group [1]	574
	LCB Group [1]	287
(ii) The purchase of petroleum, diesel, lubricants oil and related products	LFIB Group [1]	327
(iii) The sub-rental of sales office	LCB Group [1]	138
(iv) The obtaining of security services	Amsteel Group [1]	149

(III) RECURRENT RELATED PARTY TRANSACTIONS (continued)

Nature of Recurrent Transactions	Related parties	Amount RM'000
(c) Others		
(i) The provision of training and other related services	LCB Group [(1)]	149
	Lion Industries Corporation Berhad Group ("LICB Group") [(1)]	286
(ii) The rental of office premises	LICB Group [(1)]	112

Notes:

"Group" includes subsidiary and associated companies

[(1)] *Companies in which certain Directors and major shareholders of the Company have interests*

[(2)] *Major shareholder of a subsidiary of the Company*

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC")

The status of the various conditions imposed by the SC in its approval of the Group Wide Restructuring Scheme ("GWRS") are as follow:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operation and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. Organisation Structure

As proposed by PwC, the Lion Group organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Listed Company ("PLC") Management level and also the structure at the various Key Operating Companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for the Lion Group to ensure shareholders values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committee including the Group Investment Committee and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by a Group Executive Director.

1.2 Silverstone Corporation Berhad ("SCB") Management Structure

The SCB management structure is headed by a well-balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitablility of SCB as well as the implementation of various strategic business plans and objectives of the SCB Group. Together with the Financial Controller, they are responsible for overseeing the divestment plan of the SCB Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee, which comprises a majority of independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and the heads of department of manufacturing, sales and marketing, management information system and human resources.

2. Financial Management

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure that SCB's financial performance is reported to its lenders in a timely and comprehensive manner.

The SCB Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by Group.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(b) Status of Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of the assets to be divested	PDP (Per GWRS)	Completed up to Dec 2005	Divestment concluded subsequent to December 2005: Concluded Sales Total	Proceeds received/to be received (Jan - Dec 2006): Actual Jan to June 2006	Projected for July to Dec 2006	Projected full year
	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a) + (b)
By 31 December 2002						
Non-listed shares in automotive industry companies **	54.7	54.7	-	-	-	-
By 31 December 2003						
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-
By 31 December 2004						
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-
	73.4					
By 31 December 2005						
Dong Feng Lion Tyre Co Ltd	75.6	23.0	-	-	-	-
By 31 December 2006						
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-
	94.7					
Total	382.2	136.8	-	-	6.1	6.1

** The entire divestment proceeds of RM243.7 million was received by the Company, of which RM189 million had been utilised earlier by the Company to repay certain borrowings and to repay the Security Providers of Avenel Sdn Bhd.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(b) Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed in the previous financial years and the details on the utilisation of the divestment proceeds received

The details of the assets divested in the previous financial years are as follows:

No.	Description of assets/busineses	Status: Received	Status: Outstanding	Utilisation
		RM'million	RM'million	RM'million
(1)	Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million). The disposal was completed on 24 April 2003.	31.29 The outstanding balance will be paid in the following manner: Before 15 August 2006* 6.08 Before 15 August 2007 6.09 12.17 * As at 30 September 2006, the Group has yet to receive the amount due.	12.17	Repayment of borrowings 43.01 Estimated expenses 0.45 Gross proceeds 43.46 RM30.17 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM1.12 million is pending repatriation from China.
(2)	Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). The disposal was completed on 6 April 2004.	15.59	-	Repayment of borrowings 15.56 Estimated expenses 0.03 Gross proceeds 15.59 RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million is pending repatriation from China.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(b) Status of Proposed Divestment Programme ("PDP") (continued)

(iii) Plan to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts. However, in the event that the Group is unable to effect the divestment on time, lenders' consent will be sought to reschedule the redemption/repayment date of its AMB Bonds/SPV Debts.

(c) Status of the Turnaround Exercise for Loss-Making Operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress	Overall effectiveness of the exercise
(a) Associated companies		
Nanjing Jincheng Machinery Co Ltd		
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented	Overall operational efficiency has improved with the appointment of key management staff and the management team is focussing towards productivity and cost control. However, the increase in price of major raw materials, especially aluminium and copper, had increased production costs and a loss was recorded for the financial year. Necessary steps have been undertaken by the management team to enable the company to return to its profitable position.
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented	
(iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going	
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")		
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going	SAM Group recorded a lower profit of RM0.8 million this year as a result of intense competition from both the domestic and overseas markets.

(IV) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(c) Status of the turnaround exercise for loss-making operations (continued)

Steps taken or to be taken	Status and progress	Overall effectiveness of the exercise
A corporate restructuring of the Suzuki motorcycle business in Malaysia has been undertaken where: (a) the Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Consequent thereto, the Company's interest in LSM was held indirectly via the Company's 49% equity interest in SAM; and (b) the Company had on 27 February 2006 entered into the following agreements in respect of the proposed merger of the Suzuki business ("Proposed Merger"): (i) a Joint Venture Agreement with SMC and Hicom Holdings Berhad for the participation of 20% equity interest in a joint-venture company, Suzuki Motorcycle Malaysia Sdn Bhd ("SMM") ("JV"); and (ii) a Share Sale Agreement for the disposal of its balance 49% equity interest in SAM to SMM ("Disposal"). Consequent upon completion of the JV and the Disposal, the Company shall have an interest in both LSM and SAM via the Company's 20% equity interest in SMM. The Proposed Merger is pending implementation.		
(b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going	Actions taken have resulted in significant improvement in operational effciencies and the management team is now more focussed towards productivity and cost control. Internal control procedures covering all areas of operation have been tightened whilst the timeliness and quality of management reports have been improved. The strengthening of the credit control function will enable the companies to reduce credit risks and improve its operating cash flow.

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SILVERSTONE CORPORATION BERHAD
(Incorporated in Malaysia)
(41515-D)

FORM OF PROXY

CDS ACCOUNT NUMBER

			–				–									

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of SILVERSTONE CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Twenty-Eighth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 12.15 pm and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve Directors' fees		
3. To re-elect as Director, Y. Bhg. Tan Sri William H.J. Cheng		
4. To re-elect as Director, Mr Eow Kwan Hoong		
5. To re-appoint as Director, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul		
6. To re-appoint Auditors		
7. Authority to Directors to issue shares		
8. Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2006

Signed: ....

No. of shares: .... In the presence of: ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.

